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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                       DONALDSON, LUFKIN & JENRETTE, INC.
                           (Name of Subject Company)
                       DONALDSON, LUFKIN & JENRETTE, INC.
                       (Name of Person Filing Statement)

                            ------------------------

        DONALDSON, LUFKIN & JENRETTE, INC.--DLJ COMMON STOCK, PAR VALUE
                                 $.10 PER SHARE
                         (Title of Class of Securities)

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                                   257661108
                     (CUSIP Number of Class of Securities)

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                                  JOE L. ROBY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       DONALDSON, LUFKIN & JENRETTE, INC.
                                277 PARK AVENUE
                            NEW YORK, NEW YORK 10172
                                 (212) 892-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                            CRAIG M. WASSERMAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                            ------------------------

/ / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 277 Park Avenue, New York, New York 10172. The telephone number of the Company at its principal executive offices is
(212) 892-3000.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.--DLJ Common Stock, par value $0.10 per share, of the Company ("DLJ Common Stock"). As of September 5, 2000, there were 128,381,958 shares of DLJ Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 hereof.

    This Statement relates to the tender offer by Diamond Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"), to purchase all of the issued and outstanding shares of DLJ Common Stock (the "Shares"), at a purchase price of $90.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated
September 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in, and the Offer to Purchase is filed as an exhibit to, a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission on September 8, 2000.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 30, 2000 (the "Merger Agreement"), among CSG, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect subsidiary of CSG. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by CSG or any of their wholly owned subsidiaries, which will be cancelled, and other than Shares held by stockholders who will have demanded and perfected appraisal rights under Delaware Law) will be cancelled and converted automatically into the right to receive $90.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who demand and fully perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. The Merger Agreement is summarized in Section 10 of the Offer to Purchase.

    Simultaneously with the execution of the Merger Agreement, CSG has entered into a Stock Purchase Agreement, dated as of August 30, 2000 (the "Stock Purchase Agreement"), with AXA and its subsidiaries, AXA Financial, Inc., The Equitable Life Assurance Society of the United States and AXA Participations Belgium (together, the "AXA Entities") pursuant to which the AXA Entities have, among other things, (i) agreed not to tender any of their Shares pursuant to the Offer, (ii) agreed to sell all of the Shares owned by them to CSG, on the terms and subject to the conditions of the Stock

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Purchase Agreement, and (iii) granted an irrevocable proxy to CSG and each of its officers to vote and take any actions with respect to all of the Shares owned by the AXA Entities at any meeting of the stockholders of the Company or by written consent in lieu of any such meetings, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of the AXA Entities under the Stock Purchase Agreement, or that could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stock Purchase Agreement. The Stock Purchase Agreement is summarized in Section 10 of the Offer to Purchase.

    The Schedule TO states that the principal executive offices of CSG and Purchaser are located at Paradeplatz 8, P.O. Box 1, CH-8071 Zurich, Switzerland (in the case of CSG) and 11 Madison Avenue, New York, New York 10010 (in the case of Purchaser).

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Exchange Act") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and
(1) the Company or its executive officers, directors or affiliates or
(2) Purchaser, CSG or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 10 and 14 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    THE STOCK PURCHASE AGREEMENT. The summary of the Stock Purchase Agreement contained in Section 10 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Purchase Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    ENGAGEMENT WITH DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION. The description of the terms of the Company's engagement of Donaldson, Lufkin & Jenrette Securities Corporation in connection with the Offer and the Merger set forth in Item 5 hereof is incorporated herein by reference.

    CERTAIN EMPLOYMENT, RETENTION AND BENEFITS ARRANGEMENTS.

    COMPANY STOCK OPTIONS. The Merger Agreement provides that, effective as of the Effective Time, the Company and CSG will take all necessary action to provide that all options outstanding immediately prior to the Effective Time (collectively, the "Company Stock Options") under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Directors Stock Option Plan (the "Company Stock Option Plans") that are unexpired and unexercised at the Effective Time will be automatically converted at the Effective Time into an option (a "Substituted Option") to purchase a number of registered shares, nominal value CHF 20 per share, of CSG ("CSG Shares")

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equal to the number of shares of the DLJ Common Stock that could have been purchased under such Company Stock Option multiplied by .4018 (the "Exchange Ratio") (rounded to the nearest whole number of shares) at a price per CSG Share equal to the per share option exercise price specified in the Company Stock Option divided by the Exchange Ratio (rounded down to the nearest whole cent); PROVIDED that any Company Stock Option intended to be an incentive stock option under the Internal Revenue Code will be adjusted in a manner to preserve such status. Such Substituted Option will otherwise be subject to the same terms and conditions as such Company Stock Option. At the Effective Time, (i) all references in the related stock option agreements to the Company will be deemed to refer to CSG and (ii) CSG will assume all of the Company's obligations with respect to the Company Stock Options. As promptly as reasonably practicable after the Effective Time, CSG will issue to each holder a document evidencing the foregoing assumption by CSG. In the event any Substitute Option holder is terminated by CSG without "cause" (as such term is defined in the applicable Company Stock Option Plan that is assumed by CSG) on or after the Effective Time, such holder's Substitute Option will become fully vested and exercisable and will otherwise continue to be governed by the terms of the relevant Company Stock Option Plan and award agreements.

    COMPANY RESTRICTED STOCK UNITS. The Merger Agreement provides that the Company and CSG will take such action as may be necessary to cause each Company restricted stock unit relating to shares of DLJ Common Stock ("Restricted Stock Unit") that is unexpired and outstanding at the Effective Time to be automatically converted at the Effective Time into a restricted stock unit of CSG relating to CSG Shares (a "Substituted Restricted Stock Unit") equal to the number of shares of DLJ Common Stock to which such Restricted Stock Unit relates multiplied by the Exchange Ratio (rounded to the nearest whole number of shares). Such Substituted Restricted Stock Units will otherwise be subject to the same terms and conditions as such Restricted Stock Units. At the Effective Time, (i) all references in the related restricted stock unit agreements to the Company shall be deemed to refer to CSG and (ii) CSG will assume all of the Company's obligations with respect to the Restricted Stock Units. As promptly as reasonably practicable after the Effective Time, CSG will issue to each holder of an outstanding Restricted Stock Unit a document evidencing the foregoing assumption by CSG.

    EMPLOYMENT AGREEMENT BETWEEN MR. ROBY AND CSFB. A wholly owned subsidiary of CSG, Credit Suisse First Boston Corp., a Delaware corporation ("CSFB"), has entered into an employment agreement (the "Employment Agreement") with Joe L. Roby, the President and Chief Executive Officer of the Company, pursuant to which Mr. Roby will serve as Chairman of the CSFB business unit of CSG ("CSFB Business Unit") reporting to the Chief Executive Officer of the CSFB Business Unit. The term of the Employment Agreement begins upon the consummation of the Merger and ends on December 31, 2003, at which time Mr. Roby will serve as a consultant to CSFB until December 31, 2006.

    During the employment term, Mr. Roby will receive a base salary no less than that of the Chief Executive Officer of the CSFB Business Unit. For calendar year 2000, Mr. Roby will receive a bonus of no less than the annual bonus paid to him with respect to 1999. For 2001, 2002 and 2003, Mr. Roby will be paid an annual bonus (the "Guaranteed Bonus") such that his annual salary and bonus for those years will be equal to the average of the sum of his annual base salary, annual bonus and long term incentive awards for 1998, 1999 and 2000. For 2000, Mr. Roby will be paid an award under the Company's Long Term Incentive Plan at the same per unit value of awards to other Company participants, which award will vest and be payable on July 1, 2002. At the completion of the Merger, Mr. Roby will also be entitled to a retention award under the retention program described under "--Employee Retention Pool" below of 1.5 times the Guaranteed Bonus, which will be payable in CSG Shares. In addition, during the employment term, Mr. Roby will be entitled to participate in all employee benefit, welfare and other plans, practices, policies and programs of CSG generally available to CSG's senior executives on a basis no less favorable than that provided to such senior executives.

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During calendar years 2004, 2005 and 2006, for his services as a consultant to
CSG, Mr. Roby will be paid an annual consulting fee of $5 million.

    If, during the term of the Employment Agreement, Mr. Roby's employment is terminated by CSFB other than for "Cause" (as defined below), death or disability, or if he terminates his employment for "Good Reason" (as defined below), CSFB will pay Mr. Roby a lump sum in cash equal to the sum of (1) his base salary through the date of termination to the extent not already paid, and
(2) the product of (x) the Guaranteed Bonus and (y) a fraction, the numerator of which is the number of days in the fiscal year in which he is terminated through the date of termination, and the denominator of which is 365, in each case to the extent not already paid. In addition, Mr. Roby will be entitled to an amount equal to the product of (1) the number of months and portions thereof from the date of termination until December 31, 2002, divided by twelve and (2) the Guaranteed Bonus. Mr. Roby will also be entitled to medical benefits on the same basis that he received them prior to the consummation of the Merger for the remainder of his life and that of his spouse, and the vesting of his retention award and any unvested long term incentive award or other incentive awards, including unvested stock options. Also, upon a termination of employment as described above, Mr. Roby will be entitled to any other amounts or benefits required to be paid or provided or which Mr. Roby is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company. If Mr. Roby's employment is terminated for Cause or if he leaves other than for Good Reason, Mr. Roby will be entitled to his salary through the date of termination, medical benefits and other benefits to the extent already unpaid. Mr. Roby is also entitled to indemnification by CSFB for any taxes that may become payable as a result of the application of Section 4999 of the Internal Revenue Code.

    A copy of the Employment Agreement has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

    HAMILTON E. JAMES RETENTION AGREEMENT. CSFB has entered into a retention agreement (the "Retention Agreement") with Hamilton E. James, Chairman of the Banking Group of the Company, pursuant to which Mr. James will, commencing on completion of the Merger, serve as Co-Head of Global Investment Banking of CSFB, reporting to the Chief Executive Officer of the CSFB Business Unit.

    Under the terms of the Retention Agreement, Mr. James will receive total compensation for 2001 that is at least 75% of his total compensation, including base salary, annual bonus and long term incentive awards in 1999 from the Company, and a bonus for 2000 of at least 75% of his bonus for 1999. Mr. James will be paid a retention award in CSG Shares under the retention program described under "--Employee Retention Pool" such that a number of CSG Shares with a value equal to $13.333 million (based on the market price of the CSG Shares at the Effective Time of the Merger) will vest in 2001, 2002 and 2003. Any award paid to Mr. James under the Company's Long Term Incentive Plan for calendar year 2000 will vest on the earlier of July 1, 2002 or the date
Mr. James experiences a Qualifying Termination (as defined below) and will become payable on July 1, 2002.

    If Mr. James' employment is terminated by CSFB without Cause (as defined below), due to death or disability or if he terminates his employment for Good Reason (as defined below) (in each case a "Qualifying Termination"), then he will be immediately fully vested in his retention award. In the event of a Qualifying Termination, his unvested stock options will become vested and exercisable. Furthermore, if he has a Qualifying Termination after the consummation of the Merger, but prior to December 31, 2001, then he will be paid in cash any unpaid compensation for 2001 at the level described in the second paragraph of this section as if he had continued his employment through the end of such period. In the event of a Qualifying Termination, Mr. James will also be entitled to vesting and payment of all deferred bonuses for years prior to the year 2001, whether such Qualifying Termination occurs before or after December 31, 2001. Mr. James shall continue to participate in the Company's existing private equity plans, LBO plans, Merchant Banking Incentive Plans and Employee

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Fund of Fund Plans on the same basis as he currently participates in those funds. Participation in any new funds will be commensurate with his position and the terms of the funds. Mr. James is also entitled to indemnification by CSFB for any taxes that may become payable with respect to Section 4999 of the Internal Revenue Code.

    A copy of the Retention Agreement has been filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

    For purposes of both Mr. Roby's Employment Agreement and Mr. James' Retention Agreement: (1) "Cause" means (a) a continued failure to perform substantially his duties with the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to him by the Executive Board or the Chief Executive Officer which specifically identifies the manner in which the Board or Chief Executive Officer believes that he has not substantially performed his duties; (b) willful engagement in illegal, dishonest or fraudulent conduct or gross misconduct which is materially and demonstrably injurious to the Company or its reputation or to any clients or customers of the Company; (c) commission of a felony, or a guilty or nolo contendere plea with respect thereto; (d) a material breach of the Employment Agreement, with respect to Mr. Roby, or the Retention Agreement, with respect to Mr. James, after notice of such breach and a reasonable opportunity to cure; (e) a violation in any material respect of any policy of the Company applicable to him which causes or may cause serious harm to the Company; or (f) a material violation of any applicable regulatory policies; and (2) "Good Reason" means, in the absence of the executive's consent, (a) the assignment to him of any duties materially inconsistent with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by the agreement, or any other material action by the Company which is materially inconsistent with or materially reduces such position, authority, duties or responsibilities; (b) any failure by the Company to comply with any of the compensation provisions of the agreement; (c) the Company's requiring him to be based at any office or location other than Manhattan, in the case of Mr. Roby, or the greater metropolitan New York area, in the case of Mr. James; (d) any purported termination by the Company of his employment otherwise than as expressly permitted by the agreement; or (e) any failure to cause any successor to the Company to assume the obligations under the agreement.

    EMPLOYEE RETENTION POOL. The Merger Agreement provides that a retention pool be established valued at $1.2 billion in the aggregate, consisting of phantom shares relating to CSG Shares. The phantom shares will be payable in CSG Shares and will vest in three equal installments on each of July 1, 2001, July 1, 2002 and July 1, 2003, subject to acceleration of vesting of an individual's entire retention award upon normal retirement, or all or part of an individual's retention award upon termination without cause depending on the date of termination. The unvested portion of a participant's retention pool shares is subject to forfeiture if the participant voluntarily terminates his or her employment, violates certain notice, confidentiality, non-compete or non-solicitation obligations, or if a participant's employment is terminated for cause. The allocation of shares in the retention pool among the participants will be determined by Company senior management in consultation with the Company, CSG and the divisional line managers of the relevant businesses.

    2000 COMPANY BONUS. The Merger Agreement provides for an annual bonus pool for the 2000 fiscal year payable to Company employees generally consistent with levels for such bonus pool in prior years. Annual bonuses will be determined by Company senior management in consultation with CSG and the Company. A portion of the bonus paid in respect of 2000 shall be paid in CSG Shares.

    LONG TERM INCENTIVE AWARD FOR THE YEAR 2000. The Merger Agreement permits awards to be granted in respect of the 2000 fiscal year under the Company's Long Term Incentive Plan. Currently unallocated awards for 2000 will be allocated by the Company's senior management in consultation with the Company and CSG, with particular focus on targeted retention. Awards granted in 2000 will

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be paid to each recipient on July 1, 2002, subject to continued employment of the recipient by the Company through such date; however, the right to receive payment of the awards will vest in the event that the employment of a recipient is terminated by the Company without cause.

    CERTAIN COMPENSATION GUARANTEES. The Merger Agreement provides that the aggregate of the base salary, annual bonus and long term incentive plan awards for 2001 for certain executives of the Company, including Anthony F. Daddino, Executive Vice President, Chief Financial Officer and a director of the Company, and Gates H. Hawn, Chairman of the Financial Services Group of the Company, will be no less than 75% of the aggregate base salary, annual bonus, and long term incentive plan award received or deferred by each such executive, respectively, for 1999, such payments subject to the terms of all CSG plans, policies and practices.

    RABBI TRUST. The Merger Agreement provides that the Company will amend the rabbi trust pursuant to the Company's Executive Deferred Compensation Plan to provide that the trust will terminate on the fifth anniversary of the consummation of the Merger, rather than upon the consummation of the Merger.

    LBO AND MERCHANT BANKING PLANS. The Merger Agreement provides that CSG will fulfill commitments made under the Company's leveraged buy-out and merchant banking investment plans in existence on August 30, 2000 in accordance with the terms of such arrangements.

    NON-EMPLOYEE DIRECTOR OPTIONS. The Merger Agreement provides that the Company's 1996 Non-Employee Director Option Plan will be amended to provide that, upon the termination of a director's tenure as a member of the Company's Board of Directors, unvested options held by such director will not be forfeited, but will continue to vest in accordance with the terms of such options as if such director had continued to serve as a member of the Company's Board of Directors throughout the vesting term. Unvested options held by a director covered by such plan who is 65 years of age or older will vest pursuant to the existing terms of such plan upon his or her retirement.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in Article VIII of the Amended and Restated Certificate of Incorporation of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by law, and during such period CSG agrees to provide the same rights as are provided under such Article VIII to the persons specified thereunder to all persons standing in a comparable relationship to any subsidiary of the Company.

    CSG, Purchaser and the Company have agreed, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Merger Agreement, a director, officer or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (a) the fact that he or she is or was a director, officer or employee of the Company, any of its subsidiaries or any of their respective predecessors or was, prior to the Effective Time, serving at the request of any such entity as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise, or (b) the Merger Agreement or the Stock Purchase Agreement or any of the transactions contemplated thereunder and any actions taken by an Indemnified Party in connection therewith, whether in any case asserted or arising before or after the Effective Time, to cooperate in connection with defending against and responding to such proceedings.

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CSG has agreed that, after the Effective Time, CSG will indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any such matter to each Indemnified Party upon the receipt of the appropriate undertaking under relevant law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, PROVIDED, HOWEVER, that CSG will not be liable for any settlement effected without its prior written consent, which consent will not be unreasonably withheld.

    The Merger Agreement also provides that the Surviving Corporation will maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 200% of the premium that would be required on the date thereof for similarly situated companies to provide comparable levels of coverage to that currently provided by the Company.

    CSG, Purchaser and the Company have also agreed that in the event the Surviving Corporation or any of its successors or assigns (a) consolidates with, or merges into, any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation or such successors or assigns, as the case may be, or at CSG's option, CSG, will assume the obligations described in the three preceding paragraphs.

    OTHER CSG TRANSACTIONS. The Company, CSG and their affiliates engage in a variety of transactions in the ordinary course of their respective businesses, including making loans and providing other financial services to individuals. These transactions and agreements are common to and consistent with the practices of the industry and are on terms believed to be equivalent to those that would be negotiated on an arms-length basis.

    Didier Pineau-Valencienne, a director of AXA Financial, Inc. and a member of the Supervisory Board of AXA is a vice chairman of CSFB. In addition, Anthony J. Hamilton, a director of AXA Financial, Inc., is Chairman of Fox Pitt, Kelton Group Limited. Fox Pitt, Kelton Group Limited is a wholly owned subsidiary of Swiss Re and a director of CSG is the chief executive officer and a director of Swiss Re.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD. The Board of Directors (the "Board" or the "Board of Directors") of the Company, at a meeting held on August 29, 2000, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the holders of Shares, and has approved and declared advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, approved the acquisition of the Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement and exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the Delaware Law. The Company's Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (b) (i) BACKGROUND OF THE OFFER; CONTACTS WITH CSG.

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    As an ongoing part of their growth strategies, CSG and CSFB from time to time consider acquisition opportunities with respect to companies or assets that would complement or expand their existing lines of business. In that regard, during the winter of 1998, representatives of CSG informally contacted representatives of AXA regarding AXA's possible interest in selling the Shares owned by the AXA Entities as part of a transaction in which CSG would acquire all of the outstanding Shares of the Company, but no substantive discussions regarding such a transaction ensued. Subsequently, the Chief Executive Officers of CFSB and the Company met several times on an informal basis. In addition, from time to time the management of the Company, as part of its ongoing consideration of the Company's various strategic alternatives, held exploratory discussions with other financial institutions about possible strategic alliances, including business combinations. In early August 2000, representatives of CSFB, acting on behalf of CSG, again informally contacted representatives of the Company to suggest that they explore the possibility of a business combination between CSG and the Company.

    On August 14, 2000, CSG and the Company entered into a confidentiality agreement pursuant to which each of CSG and the Company agreed, among other things, to maintain the confidentiality of certain nonpublic information regarding the other provided to it in connection with their evaluation of a possible business combination between CSG and the Company. On the same day, representatives of CSFB, acting on behalf of CSG, met with senior officers and representatives of the Company in New York City and discussed, among other things, certain potential advantages of a possible business combination involving CSG and the Company. At such meetings, representatives of CSFB and the Company also discussed whether the AXA Entities and the Company would be receptive to an acquisition proposal pursuant to which CSG would acquire all of the Shares in exchange for consideration consisting of cash and shares of CSG, it being understood that because shares of CSG had not previously been registered under the U.S. federal securities laws, CSG shares would only be issued to the AXA Entities as part of the consideration for the Shares owned by the AXA Entities pursuant to an available exemption from the registration requirements of the U.S. federal securities laws and that all other stockholders of the Company would be entitled to receive cash consideration for their Shares.

    Over the next two weeks, senior officers and representatives of CSFB met with senior officers and representatives of the Company to continue the due diligence investigation of the Company, and attended presentations made by various officers of the Company regarding the Company and its various businesses. During this period, additional meetings and conversations were held between representatives of CSG and representatives of the Company to discuss various aspects of their constituent businesses and certain implications of a possible business combination between CSG and the Company. Toward the end of this period, representatives of CSG and its legal counsel met with representatives of the Company and the AXA Entities and their respective legal counsel and financial advisors to conduct further due diligence and to discuss the specific legal and financial terms of a possible business combination involving CSG and the Company and the direct sale by the AXA Entities to CSG of their Shares. Such discussions and negotiations continued through August 29, 2000. The AXA Entities ultimately agreed to receive a portion of the consideration for their Shares in CSG Shares, despite their initial position that they would prefer the same all cash consideration being paid to other holders of Shares.

    The Board of CSG met on August 28, 2000 and the Board of the Company met on August 29, 2000. Each Board authorized representatives of its respective company to enter into the Merger Agreement and, in the case of CSG, the Stock Purchase Agreement, subject to the satisfactory negotiation of definitive forms of agreements. At the meeting of the Company's Board held on August 29, 2000, Mr. Joe Roby, the President and Chief Executive Officer of the Company, and the Company's financial and legal advisors presented to the Company's Board the terms of the proposed Merger Agreement and described the terms of the proposed Stock Purchase Agreement and the employment arrangements that CSG would require as a condition to agreeing to the transaction and discussed with the Company's Board the various business, financial and legal issues relating to the transactions contemplated by these arrangements.
Mr. Roby described the background of the discussions concerning the proposed transaction. The Company's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, a wholly owned subsidiary of the Company ("DLJSC"), presented a detailed financial analysis of the proposed transaction and rendered its opinion that, as of August 29, 2000, the $90.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares other than the AXA Entities was fair to such holders from a financial point of view. The Company Board was also advised that, following negotiations with CSG and considering the terms of the Stock Purchase Agreement that had been negotiated, the AXA Entities had agreed to receive CSG Shares as a portion of the consideration for their Shares, despite an initial preference for receiving the same cash consideration proposed to be paid to the other holders of Shares. The Company's legal advisors discussed with the Company's Board the applicable legal standards and reviewed the terms of the transaction documents. After discussion among the members of the Company's Board regarding the proposed transaction and questions and answers by the directors and the Company's management and advisors, the Company's Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, resolved to recommend that holders of Shares accept the Offer tender their Shares in the Offer and vote in favor of the Merger, and authorized Mr. Roby and Mr. Hamilton James, Chairman of the Banking Group of the Company, to enter into employment arrangements as requested by CSFB to become effective upon completion of the Merger. Following the meeting, Mr. Lukas Muhlemann of CSG and Mr. Allen D. Wheat of CSFB met informally with members of the Company's Board to discuss the proposed transaction. On August 29, 2000, representatives of CSG and its counsel met with representatives of the AXA Entities and the Company and their respective counsel to finalize the terms and conditions of the Merger Agreement and the Stock Purchase Agreement.

    On August 29, 2000 and August 30, 2000, the Boards of the AXA Entities approved and, to the extent required by applicable law, authorized their respective representatives to execute the Stock Purchase Agreement. The transaction was publicly announced on August 30, 2000. Contemporaneously with the negotiation of the Merger Agreement and the Stock Purchase Agreement, at the request of CSFB, Messrs. Roby and James agreed to enter into employment agreements with CSFB to become effective upon the effectiveness of the Merger and such agreements were executed at the same time as the Merger Agreement and the Stock Purchase Agreement.

    (ii) REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

    In making the determinations and recommendations set forth in paragraph (a) above, the Company's Board considered a number of factors, including, without limitation, the following:

1. the amount of consideration to be received by the holders of Shares pursuant to the Offer, the Stock Purchase Agreement and the Merger;

2. the Company's prospects and anticipated competitive position if it were to maintain its current ownership structure, including the risks and benefits inherent in continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation and the accelerating trend among financial institutions toward larger scale and broader product offerings, and the potential benefits of combining with a larger, global firm;

3. the process leading to the Offer and the Merger and the possible alternatives thereto, the range of possible benefits to the Company's stockholders and other constituencies of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives;

4. information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer, the Stock Purchase

    Agreement and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

5. the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a 47% premium over the $61.125 closing price of the Shares on the New York Stock Exchange, Inc. on August 25, 2000 (the Friday prior to the Company's Board meeting at which the Company's Board approved the Merger Agreement) and an 81% premium over the $49.47 average price of the Shares for the 60 day period up to and including August 25, 2000;

6. the financial analyses and presentations of DLJSC to the Company's Board on August 29, 2000, and the opinion of DLJSC dated as of August 29, 2000, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $90.00 per Share cash consideration to be received by holders of Shares (other than the AXA Entities) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the opinion of DLJSC, which sets forth the assumptions made, matters considered and limitations on the review undertaken by DLJSC, is attached hereto as Annex A and is incorporated herein by reference. DLJSC's opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholders should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety;

7. the high likelihood that the proposed acquisition would be consummated, in light of (a) the Stock Purchase Agreement pursuant to which the AXA Entities, which beneficially own approximately 71% of the Shares, agreed to sell such Shares to CSG, (b) the experience, reputation and financial capabilities of CSG, and (c) the regulatory and shareholder approvals required to consummate the transaction;

8. the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations;

9. the tax treatment of Company stockholders as a result of receiving the merger consideration; and

10. the arrangements and agreements with respect to the Company's directors, officers and employees described under Item 3 hereof;

11. the fact that it was then currently anticipated that the Company would continue as a reporting company under the Exchange Act after the Merger and that DLJdirect Common Stock and DLJ Series A and Series B Preferred Stock would remain outstanding after the Merger.

    The Company's Board did not find it practical to, and did not, assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Company's Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Company's Board assigned different weights to the various factors described above.

    (c) INTENT TO TENDER. Except for the AXA Entities (who have agreed under the terms of the Stock Purchase Agreement not to tender their Shares), after reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company who owns Shares intends to tender in the Offer all Shares that each such person owns of record or beneficially other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the U.S. federal securities laws.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Except as described herein, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

    The Company retained DLJSC as its financial advisor in connection with the Offer and the Merger. Under the terms of DLJSC's engagement, the Company paid DLJSC a fee of $1 million in connection with the delivery of the opinion of DLJSC referred to in Item 4 and has agreed to pay an additional fee of $19 million upon completion of the Merger. The Company has also agreed to reimburse DLJSC for all out-of-pocket expenses, including reasonable fees and expenses of counsel, that DLJSC incurs in connection with its engagement and to indemnify DLJSC and related persons against specified liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. As part of its investment banking business, DLJSC regularly engages in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJSC has performed investment banking and other services for the Company in the past and has received compensation for its services. DLJSC is a wholly owned subsidiary of the Company. Certain members of the board of directors and management of DLJSC are also directors and members of the management of the Company, participate in employment arrangements and employee and director benefit and compensation plans of the Company and may have interests that are in addition to, and may be different from, the interests of the holders of the Shares. The Company's Board was aware of these facts in connection with its consideration of DLJSC's opinion referred to in Item 4 and with its approval of the Offer and the Merger and its recommendation to holders of Shares set forth herein. The Company's Board relied on DLJSC's experience in providing advice in connection with mergers and acquisitions and related transactions and did not believe there was a need to retain another advisor in connection with the transactions contemplated by the Merger Agreement, including the Offer and Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Stock Purchase Agreement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Company's Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in Sections 15 and 16 of the Offer to Purchase is incorporated herein by reference.

    The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

EXHIBIT
NO.                              DESCRIPTION
-------  ------------------------------------------------------------
(a)(1)   Letter to the stockholders of the Company, dated September
         8, 2000.*

(a)(2)   Sections 10, 14, 15 and 16 of the Offer to Purchase, dated
         September 8, 2000 (incorporated by reference to Exhibit
         (a)(1)(A) to the Schedule TO of Purchaser filed on September 8, 2000).

(a)(3)   Opinion of Donaldson, Lufkin & Jenrette Securities
         Corporation, dated August 29, 2000 (included as Annex A to this Statement).*

(a)(4)   Press Release issued by the Company on August 30, 2000
         (incorporated by reference to press release under cover of Schedule 14D-9C filed by the Company on August 30, 2000).

(a)(5)   Joint Press Release issued by Credit Suisse Group and the
         Company on August 30, 2000 (incorporated by reference to
         Exhibit 99.1 of the Schedule TO-C filed by Credit Suisse
         Group on August 30, 2000).

(a)(6) Presentation to analysts on August 31, 2000 (incorporated by reference to Exhibit 99.3 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).

(a)(7)   Factsheets describing Donaldson, Lufkin & Jenrette, Inc.,
         Credit Suisse First Boston, Inc. and Credit Suisse Group
         (incorporated by reference to Exhibit 99.4 of the Schedule
         TO-C filed by Credit Suisse Group on August 31, 2000).

(e)(1) Agreement and Plan of Merger, dated as of August 30, 2000, among CSG, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on September 8, 2000).

(e)(2)   Stock Purchase Agreement, dated as of August 30, 2000, among
         CSG and the AXA Entities (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on September 8, 2000).

(e)(3)   Information Statement of the Company, dated September 8,
         2000 (included as Annex B hereto).*

(e)(4)   Employment Agreement, dated as of August 30, 2000, between
         Credit Suisse First Boston Corp. and Joe L. Roby.

(e)(5)   Agreement, dated August 30, 2000, between Credit Suisse
         First Boston Corp. and Hamilton E. James.

------------------------

*   Included with this Statement.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       DONALDSON, LUFKIN & JENRETTE, INC.

                                                       By:  /s/ JOE L. ROBY
                                                            -----------------------------------------
                                                            Name: Joe L. Roby
                                                            Title:  President and Chief Executive
                                                                    Officer

Dated: September 8, 2000

                                                                         ANNEX A

                       DONALDSON, LUFKIN & JENRETTE, INC.
              DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION
                    277 PARK AVENUE NEW YORK, NEW YORK 10172

                                              August 29, 2000

Board of Directors
Donaldson, Lufkin & Jenrette, Inc.
277 Park Avenue
New York, NY 10172

Dear Members of the Board of Directors:

    You have requested our opinion as to the fairness from a financial point of view to the stockholders of the series of common stock designated Donaldson, Lufkin & Jenrette, Inc.--DLJ Common Stock (the "Company" and the "Company Common Stock"), other than AXA, AXA Financial, Inc., AXA Participations Belgium and The Equitable Life Assurance Society of the United States (the "Principal Stockholders") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of August 30, 2000 (the "Agreement"), by and among Credit Suisse Group ("Credit Suisse"), the Company and Diamond Acquisition Corp., a wholly owned subsidiary of Credit Suisse.

    Pursuant to the Agreement, Diamond Acquisition Corp. will commence a cash tender offer (the "Offer") for outstanding shares of the Company Common Stock, other than shares owned by the Principal Stockholders, at a price of $90.00 per share. The Offer is to be followed by a merger (the "Merger") in which the shares of Company Common Stock held by all stockholders, other than the Principal Stockholders, who did not tender would be converted into the right to receive $90.00 per share in cash. The shares held by the Principal Stockholders will be acquired prior to the closing of the Merger by Credit Suisse for a mix of cash and a fixed number of Credit Suisse shares valued at $90.00 per share.

    In arriving at our opinion, we have reviewed the draft dated August 28, 2000 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, or that was otherwise reviewed by us. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ is a wholly-owned subsidiary of the Company. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the stockholders of the Company Common Stock in the Offer and the Merger, other than the Principal Stockholders, pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                                       Very truly yours,

                                                       DONALDSON, LUFKIN & JENRETTE
                                                       SECURITIES CORPORATION

                                                       By:  /s/ RICHARD J. BARRETT
                                                            -----------------------------------------
                                                            Richard J. Barrett
                                                            MANAGING DIRECTOR

                                                                         ANNEX B

                       DONALDSON, LUFKIN & JENRETTE, INC.
                                277 PARK AVENUE
                            NEW YORK, NEW YORK 10172
                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about September 8, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Donaldson, Lufkin & Jenrette, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Diamond Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Credit Suisse Group, a company organized under the laws of Switzerland ("CSG"), to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On August 30, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and CSG, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares (the "Shares") of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.--DLJ Common Stock, par value $0.10 per share, of the Company (the "DLJ Common Stock"), at a price per Share of $90.00 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated
September 8, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to holders of Shares and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on September 8, 2000. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect subsidiary of CSG. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by CSG or any of their wholly owned subsidiaries, which will be cancelled, and other than Shares held by stockholders who will have demanded and perfected appraisal rights under Delaware Law) will be cancelled and converted automatically into the right to receive $90.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who demand and fully perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law.

    Simultaneously with the execution of the Merger Agreement, CSG has entered into a Stock Purchase Agreement, dated as of August 30, 2000 (the "Stock Purchase Agreement"), with AXA and its subsidiaries, AXA Financial, Inc. ("AXF"), The Equitable Life Assurance Society of the United States ("Equitable Life") and AXA Participations Belgium ("AXA Belgium" and, together with AXA, AXF and Equitable Life, the "AXA Entities") pursuant to which the AXA Entities have, among other things, (i) agreed not to tender any of their Shares pursuant to the Offer, (ii) agreed to sell all of the Shares owned by them to CSG, on the terms and subject to the conditions of the Stock Purchase Agreement, and
(iii) granted an irrevocable proxy to CSG and each of its officers to vote and take any actions with respect to all of the Shares owned by the AXA Entities at any meeting of the stockholders of the Company or by written consent in lieu of any such meetings, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of the AXA Entities under the Stock Purchase Agreement, or that could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stock Purchase Agreement.

    The Offer, the Merger, the Merger Agreement, and the Stock Purchase Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on September 8, 2000 and which is being mailed to holders of Shares along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and
Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to CSG, Purchaser or Purchaser Designees (as defined below) has been provided by CSG. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on September 8, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on October 5, 2000, unless Purchaser extends it.

                                    GENERAL

    The DLJ Common Stock is the only class of equity securities of the Company outstanding which is currently entitled to vote at a meeting of the stockholders of the Company. As of the close of business on September 5, 2000, there were 128,381,958 outstanding shares of DLJ Common Stock, of which CSG and Purchaser owned no Shares.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Purchaser pursuant to the Offer and the closing of the transactions contemplated by the Stock Purchase Agreement and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchases bears to the total number of Shares then outstanding.

    The Merger Agreement provides that the Company will promptly take all actions necessary to cause Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

    At such times, the Company will use its best efforts to cause Purchaser Designees to constitute the same percentages as Purchaser Designees shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, the Company will use its best efforts to ensure that (x) at least two members of the Board and each committee of the Board and such boards and committees of the subsidiaries of the Company, as of the date of the Merger Agreement, who are not employees of the Company will remain members of the Board of such board and committees and
(y) such number of members of the Board will be independent as required by the relevant rules of the New York Stock Exchange, Inc.

    Following the election of such Purchaser Designees, prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of CSG or Purchaser, or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company or any subsidiary of the Company.

    The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of Purchaser's knowledge, except as set forth below, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Purchaser and the Company that have been described in the Schedule TO or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with CSG. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is 11 Madison Avenue, New York, New York 10010.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
            NAME, AGE AND ADDRESS                    POSITIONS HELD DURING THE PAST FIVE YEARS
            ---------------------              -----------------------------------------------------
Richard E. Thornburgh, 48                      Mr. Thornburgh has served as Vice Chairman of the
                                               Executive Board and Chief Financial Officer of CSFB
                                               since April 1999. Mr. Thornburgh is a member of the
                                               Executive Board of CSG and from January 1997 to
                                               April 1999, he served as Chief Financial Officer of
                                               CSG. Mr. Thornburgh served as Chairman of the Board
                                               of Credit Suisse Group Services from February 1997 to
                                               May 1999 and has been a Managing Director at CSFB
                                               since 1987.

Charles G. Ward, 48                            Mr. Ward has served as President of CSFB since 1999.
                                               He has been a member of the Executive Board and
                                               Operating Committee of CSFB since February 1994. From
                                               February 1994 to June 1994, Mr. Ward was Co-Head of
                                               Investment Banking and Global Head of Investment
                                               Banking from June 1994 to 1999.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
            NAME, AGE AND ADDRESS                    POSITIONS HELD DURING THE PAST FIVE YEARS
            ---------------------              -----------------------------------------------------
Paul Calello, 39                               Mr. Calello has served as the Head of Equity
                                               Derivatives and Convertibles Unit of CSFB since 1995.
                                               He has been a member of the Executive Committee of
                                               CSFB since January 2000 and a member of the Operating
                                               Committee since January 1997. Mr. Calello joined CSFB
                                               in 1990 as a founding member of Credit Suisse
                                               Financial Products ("CSFP") and served as head of
                                               CSFP from 1994 to 1997. From 1998 to 1999,
                                               Mr. Calello served as the Global Head of Commodities.
                                               Mr. Calello has served as a Director of Long-Term
                                               Capital Partners since September 1998.

Brady W. Dougan, 41                            Mr. Dougan has served as the Global Head of Equities
                                               of CSFB since February 1996. Mr. Dougan has served as
                                               a member of the Executive Board and Operating
                                               Committee of CSFB since February 1996. Prior to his
                                               role as Global Head of Equities, since joining CSFB
                                               in 1990, Mr. Dougan served as Co-Head of the CSFB
                                               Global Debt Capital Markets Group and the Co-Head of
                                               CSFP's marketing effort in the Americas.

James P. Healy, 49                             Mr. Healy has served as Global Head of CSFB's
                                               Emerging Markets Group since November 1998. From 1995
                                               to 1998, Mr. Healy served as Head of the Credit
                                               Suisse First Boston Relative Value and Arbitrage
                                               Fund. From 1993 to 1995, Mr. Healy served as Co-Head
                                               of CSFP and from 1990 to 1995, he was a Managing
                                               Director of CSFP.

Stephen A.M. Hester, 39                        Mr. Hester has served as the Head of the Fixed Income
Citizenship: United Kingdom                    Division of CSFB since June 2000 and as a member of
                                               the Executive Board and Operating and Risk Management
                                               Committees since 1996. Prior to his current position,
                                               Mr. Hester served as Chief Financial Officer from
                                               1996 to April 1999. From 1993 to 1996, Mr. Hester
                                               served as Co-Head of European Investment Banking and
                                               from 1991 to 1993, he served as Co-Head of European
                                               Mergers and Acquisitions.

Trevor Price, 40                               Mr. Price has served as a member of the Executive
One Cabot Square                               Board and the Operating Committee of CSFB since
London E14 4QJ                                 May 2000. Mr. Price has been the Head of Developed
United Kingdom                                 Markets Rates Business in the Fixed Income Division
                                               of CSFB since May 2000. From November 1998 to
Citizenship: United Kingdom                    May 2000, he served as the Global Head of Interest
                                               Rate Products in the Fixed Income Division of CSFB.
                                               Mr. Price was a Managing Director in CSFP from
                                               February 1991 to November 1998.

         SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of August 31, 2000, except as otherwise indicated, with respect to the beneficial ownership of the DLJ Common Stock and DLJdirect Common Stock by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company ("Named Executive Officers"), (iii) all directors and executive officers of the Company as a group, and (iv) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. No such person owns more than 1.0% of DLJdirect Common Stock. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all shares held by them, except to the extent such power may be shared with a spouse.


                                                                                  DLJ
                                                              -------------------------------------------
                                                                                CURRENT
                                                                       BENEFICIAL OWNERSHIP (1)
                                                              -------------------------------------------      DLJDIRECT
                                                                  NUMBER OF                                    NUMBER OF
                                                                    SHARES                PERCENT               SHARES
                                                              ------------------   ----------------------   ---------------
AXA (2).....................................................          90,445,000                     70.5%               --
  25 Avenue Matignon
  75008 Paris, France
AXA Financial, Inc. (3).....................................          88,608,333                     69.1                --
  1290 Avenue of the Americas
  New York, New York 10104
The Equitable Life Assurance
  Society of the United States (4)..........................          39,961,540                     31.2                --
  1290 Avenue of the Americas
  New York, New York 10104
Joe L. Roby (5).............................................           1,993,726                      1.6            25,000
John S. Chalsty (6).........................................           1,998,532                      1.6            20,250
Anthony F. Daddino (7)......................................             709,848                        *            10,250
David DeLucia (8)...........................................             227,540                        *            10,250
Hamilton E. James (9).......................................           1,132,087                        *            10,250
Edward J. Resch (10)........................................              31,659                        *               250
Stuart M. Robbins (11)......................................             614,349                        *            10,250
Michael A. Boyd (12)........................................             123,376                        *             1,250
Henri de Castries (13)......................................               2,000                        *             2,500
Denis Duverne (14)..........................................               2,000                        *             2,500
Jane Mack Gould (15)........................................               4,000                        *             3,500
Louis Harris (16)...........................................              15,080                        *             6,000
Michael Hegarty (17)........................................                   0                        *             2,500
Henri G. Hottinguer (18)....................................              21,336                        *             3,500
W. Edwin Jarmain (19).......................................              27,248                        *             3,500
Francis Jungers (20)........................................              21,000                        *            13,500
Edward D. Miller (21).......................................                   0                        *             2,500
Stanley B. Tulin (22).......................................               1,000                        *             2,500
W.J. Sanders III (23).......................................              19,810                        *            10,000
John C. West (24)...........................................              35,100                        *             3,500
All directors and executive officers as a group (25)........           7,372,311                      5.7           206,250

------------------------

*   Less than 1.0%.

(1) The table provides certain information regarding the beneficial ownership of DLJ Common Stock and DLJdirect Common Stock by AXA, AXF, Equitable Life, each of the Company's directors and all directors and executive officers as a group.

(2) AXA is AXF's largest stockholder, beneficially owning as of August 31, 2000 approximately 60.3% of AXF's outstanding common stock. As of March 1, 2000, a group of four French mutual insurance companies (the "Mutuelles AXA") owned, directly or indirectly through various holding companies, approximately 23.3% of the issued shares representing 36.7% of the voting power of AXA. For insurance regulatory purposes, the shares of capital stock of AXF beneficially owned by AXA and its subsidiaries have been deposited into a voting trust to ensure that certain of the indirect minority shareholders of AXA do not exercise control over AXF or certain of its insurance subsidiaries.

(3) The number listed includes shares of DLJ Common Stock beneficially owned by AXF's wholly owned subsidiary, Equitable Life.

(4) The number listed includes shares of DLJ Common Stock beneficially owned through its wholly owned subsidiary, Equitable Holdings, L.L.C.

(5) The Current Beneficial Ownership column for Mr. Roby includes 515,016 vested restricted stock units and 1,448,384 option shares exercisable within 60 days. In addition, Mr. Roby beneficially owns 100,000 shares of common stock of AXF, including 50,000 option shares exercisable within 60 days, 2,500 American Depositary Receipts ("ADRs") of AXA and 7,609 option shares of AXA which are exercisable within 60 days.

(6) The Current Beneficial Ownership column for Mr. Chalsty includes 1,500 shares owned by Mr. Chalsty's wife, 712,552 vested restricted stock units and 1,272,714 option shares exercisable within 60 days. In addition, Mr. Chalsty beneficially owns 232,000 shares of common stock of AXF, including 200,000 option shares exercisable within 60 days, 2,500 ADRs of AXA and 15,218 option shares of AXA which are exercisable within 60 days.

(7) The Current Beneficial Ownership column for Mr. Daddino includes 212,347 vested restricted stock units and 436,548 option shares exercisable within 60 days. Mr. Daddino beneficially owns 200 shares of common stock of AXF which are held in an insurance trust for the benefit of his wife and children and also holds an option to purchase 100,000 shares of common stock of AXF which is exercisable within 60 days.

(8) The Current Beneficial Ownership column for Mr. DeLucia includes 220,806 option shares exercisable within 60 days.

(9) The Current Beneficial Ownership column for Mr. James includes 725,372 option shares exercisable within 60 days and 32,279 shares held in his account under the Company's 401(k) Retirement Savings Plan. Mr. James also holds 1,000 ADRs of AXA.

(10) The Current Beneficial Ownership column for Mr. Resch includes 24,204 option shares exercisable within 60 days and 2,961 shares held in his account under the Company's 401(k) Retirement Savings Plan.

(11) The Current Beneficial Ownership column for Mr. Robbins includes 435,224 option shares exercisable within 60 days.

(12) The Current Beneficial Ownership column for Mr. Boyd includes 79,544 option shares exercisable within 60 days.

(13) Mr. de Castries also beneficially owns, as of August 29, 2000, 86,665 shares of common stock of AXF, all of which are option shares exercisable within 60 days, as of March 1, 2000, 63,625 shares of common stock of AXA, and 59,125 option shares of AXA which are exercisable within 60 days.

(14) Mr. Duverne also beneficially owns, as of March 1, 2000, 53,999 shares of common stock of AXF, of which 4,000 are shares owned with his wife and 49,999 are option shares exercisable within 60 days. In addition, Mr. Duverne beneficially owns, as of March 1, 2000, 15,000 shares of common stock of AXA and 10,000 option shares exercisable within 60 days.

(15) The Current Beneficial Ownership column for Ms. Gould includes 1,000 option shares exercisable within 60 days. The DLJdirect column for Ms. Gould includes 1,000 option shares exercisable within 60 days.

(16) The Current Beneficial Ownership column for Mr. Harris includes 9,000 option shares exercisable within 60 days. The DLJdirect column for Mr. Harris includes 1,000 option shares exercisable within 60 days.

(17) As of August 29, 2000, Mr. Hegarty also beneficially owns 296,919 shares of common stock of AXF, including 295,957 option shares exercisable within 60 days and, as of March 1, 2000, 3,750 option shares of AXA exercisable within 60 days.

(18) The Current Beneficial Ownership column for Mr. Hottinguer includes 17,000 option shares exercisable within 60 days. The DLJdirect column for Mr. Hottinguer includes 1,000 option shares exercisable within 60 days.

(19) The Current Beneficial Ownership column for Mr. Jarmain includes 17,000 option shares exercisable within 60 days. As of August 29, 2000, Mr. Jarmain also beneficially owns 22,462 shares of common stock of AXF. The DLJdirect column for Mr. Jarmain includes 1,000 option shares exercisable within 60 days.

(20) The Current Beneficial Ownership column for Mr. Jungers includes 17,000 option shares exercisable within 60 days. The DLJdirect column includes 500 shares owned by Mr. Jungers' wife and 1,000 option shares exercisable within 60 days.

(21) Mr. Miller beneficially owns, as of August 29, 2000, 1,159,380 shares of common stock of AXF, including 1,159,180 option shares exercisable within 60 days and, as of March 1, 2000, 12,500 option shares of AXA exercisable within 60 days.

(22) The 1,000 shares shown are owned with his wife. Mr. Tulin also beneficially owns, as of August 29, 2000, 331,700 shares of common stock of AXF, including 305,781 option shares exercisable within 60 days. Of these shares 8,000 are owned with his wife. In addition, Mr. Tulin owns, as of March 1, 2000, 2,000 ADRs of AXA and 7,500 option shares of AXA which are exercisable within 60 days.

(23) The Current Beneficial Ownership column for Mr. Sanders includes 17,000 option shares exercisable within 60 days.

(24) The Current Beneficial Ownership column for Mr. West includes 17,000 option shares exercisable within 60 days. Of the DLJ Common Stock beneficially owned by Mr. West, 9,600 shares are held on his behalf by a profit sharing plan. In addition, 400 shares are owned directly by his wife, as to which shares Mr. West disclaims beneficial ownership. The DLJdirect column for Mr. West includes 1,000 option shares exercisable within 60 days.

(25) The Current Beneficial Ownership column includes 1,439,915 vested restricted stock units and 5,034,194 option shares exercisable within 60 days. All directors and executive officers as a group also beneficially own 2,384,444 shares of common stock of AXF, 181,827 shares of common stock of AXA and 8,000 ADRs of AXA.

                               BOARD OF DIRECTORS

    At each annual meeting of stockholders, directors will be elected to serve until the next succeeding annual meeting of the Company and until their successors are elected and shall have qualified. Biographical information on each director, including his or her age, follows:

    JOE L. ROBY (61) was elected Chief Executive Officer of the Company in February 1998 and has also served as President of the Company since
February 1996. He served as Chief Operating Officer of the Company from
November 1995 until February 1998. Previously, Mr. Roby had served as Chairman of the Company's Banking Group since 1989. Mr. Roby joined the Company as a Vice President in the Investment Banking Group in 1972 and became head of the group in 1984. Mr. Roby has been a director of the Company since 1989. He is also a director of Advanced Micro Devices, Inc. and Sybron International Corporation.

    JOHN S. CHALSTY (66) was elected Chairman of the Board of the Company in 1996. Mr. Chalsty was Chief Executive Officer of the Company from 1986 until February 1998, and also served as President of the Company from 1986 until 1996, after having served as Chairman of the Company's Capital Markets Group for more than two years. Mr. Chalsty joined the firm in 1969 as an oil analyst. He was named Director of Research in 1971, was appointed head of the Investment Banking Group in 1979, and was named Chairman of the Capital Markets Group in 1984.
Mr. Chalsty has been a director of the Company since 1971 and is also a director of AXF, IBP, Inc., Occidental Petroleum Corporation and Sappi, Limited. He was a member of the Executive Committee of AXA from January 1997 until January 2000. From 1990 to 1994 he served as Vice Chairman of the New York Stock
Exchange, Inc.

    ANTHONY F. DADDINO (59) was appointed Executive Vice President and Chief Financial Officer of the Company in 1983 and also serves as Chairman of the Finance Committee. Mr. Daddino has been a director of the Company since 1985. He joined the Company in 1976 from the accounting firm of Peat, Marwick, Mitchell & Co. where he was a Partner. He served as the Company's Chief Accounting Officer and as a Group Managing Director prior to 1983. He is also a director of International Commodities Export Corp.

    DAVID DELUCIA (47) joined the Company in 1995 as a Managing Director and Chief Operating Officer of the Fixed Income Division and became Head of that division in 1997. Prior to that time he had been a Partner at Goldman, Sachs & Co. from 1986 until 1995 in the fixed income division.

    HAMILTON E. JAMES (49) was appointed Chairman of the Company's Banking Group in 1995. Mr. James joined the Company as an Associate in the Investment Banking Group in 1975 and since then has held various executive positions in the group until his appointment as Chairman of the Banking Group. Mr. James has been a director of the Company since 1996. He is also a director of Costco
Companies Inc.

    STUART M. ROBBINS (56) was appointed Managing Director, Global Institutional Equities, of the Company in 1995. Mr. Robbins joined the Company in 1984 as a Vice President and Retail Industry Specialist. From 1987 until 1994 he was Managing Director, Research and from 1994 until his appointment to his current position he was a Managing Director and Co-Head, Institutional Equities.

    HENRI DE CASTRIES (45) has been a director of the Company since 1993. Since January 2000, Mr. de Castries has been Vice Chairman of the Management Board of AXA. Since April 1998, Mr. de Castries has been Chairman of the Board of AXF and since 1996 he has been Senior Executive Vice President Financial Services and Life Insurance Activities of AXA. Prior thereto, Mr. de Castries was Executive Vice President Financial Services and Life Insurance Activities from 1993 to 1996, General Secretary from 1991 to 1993 and Central Director of Finances from 1989 to 1991 of AXA. He is also a director or officer of various subsidiaries and affiliates of the AXA Group. He has been a director of AXF since May 1994 and Equitable Life, a wholly owned subsidiary of AXF, since September 1993. He is also a director of Alliance Capital Management Corporation ("Alliance"), the general partner of Alliance Capital Management L.P.

    DENIS DUVERNE (46) has been a director of the Company since 1997.
Mr. Duverne is Group Executive Vice President-Finance, Control and Strategy of AXA which he joined as Senior Vice President in 1995. Prior to that Mr. Duverne was a member of the Executive Committee, Operations of Banque Colbert from 1992 to 1995. Mr. Duverne was Secretary General of Compagnie Financiere IBI from 1991 to 1992. Mr. Duverne worked for the French Ministry of Finance serving as Deputy Assistant Secretary for Tax Policy from 1988 to 1991 and director of the Corporate Taxes Department from 1986 to 1988. Mr. Duverne is a director of Alliance and Equitable Life. He is also a director or officer of various subsidiaries and affiliates of the AXA Group.

    JANE MACK GOULD (61) has been a Senior Vice President and Portfolio Manager of Alliance and its predecessors since 1969, after having joined that firm as a research analyst in 1965.

    LOUIS HARRIS (78) has been a director of the Company since 1995. Mr. Harris has been an independent public opinion consultant since 1992. Prior thereto, Mr. Harris was President of Louis Harris and Associates, Inc., an opinion research company he founded in 1956. Mr. Harris had previously served on the Board of Directors of the Company from 1971 to 1985 and had been an Advisory Director of the Company from 1985 until his re-election to the Board in 1995.

    MICHAEL HEGARTY (55) has been a director of the Company since May 1998.
Mr. Hegarty has been Senior Vice Chairman of AXF since November 1999 and Chief Operating Officer of AXF since February 1998. He was Senior Executive Vice President of AXF from January 1998 to April 1998. He has also been a director and President of Equitable Life since January 1998 and Chief Operating Officer since February 1998. From 1996 to 1997 he was Vice Chairman of Chase Manhattan Corporation ("Chase"). Prior thereto, he was Vice Chairman (1995-1996) and Senior Executive Vice President (1991-1995) of Chemical Bank, which merged with Chase in 1996.

    HENRI G. HOTTINGUER (65) has been a director of the Company since 1992. He has been a partner of Hottinguer & Company since 1968 and he is also Chairman and Chief Executive Officer of Banque Hottinguer and Societe Financiere pour le Financement de Bureaux et d'Usines-Sofibus. Mr. Hottinguer is also Chairman of the Supervisory Board of Credit Suisse Hottinguer, Vice President and Director of Financiere Hottinguer, a director of Investissement Hottinguer S.A., AXA and of various subsidiaries and affiliates of the AXA Group, representative of Financiere SGTE at the Board of Schneider S.A., the Partner of Hottinguer & Cie Zurich, Chairman of the Board of Hottinguer Capital Corp., and a director of Swiss Helvetia Fund, Inc. and Hottinguer US Inc.

    W. EDWIN JARMAIN (61) has been a director of the Company since 1992.
Mr. Jarmain is President of Jarmain Group Inc. (a private investment holding company), a position he has held since 1979, and is also an officer and director of several affiliated companies. He is also a director of AXF, Equitable Life, Alliance Capital Management Corporation, AXA Insurance (Canada), Anglo Canada General Insurance Company, AXA Pacific Insurance Company as well as an alternate director of AXA Pacific Holdings Limited. From 1994 to 1998, Mr. Jarmain also served as non-executive chairman and director of FCA International Ltd.

    FRANCIS JUNGERS (73) has been a director of the Company since 1995.
Mr. Jungers is an independent consultant on energy and the Middle East and has been so since 1978 when he retired as Chairman of the Board and Chief Executive Officer of Arabian American Oil Company, an oil producing company with which Mr. Jungers was associated for over thirty years. Mr. Jungers had previously served on the Board of Directors of the Company from 1978 to 1985 and had been an Advisory Director of the Company from 1985 until his re-election to the Board in 1995. Mr. Jungers is also a director of the AES Corporation, Onix
Systems, Inc., Statia Terminals Inc. and Thermo Electron Corporation.

    EDWARD D. MILLER (59) has been a director of the Company since 1997.
Mr. Miller has been President, Chief Executive Officer and a director of AXF since August 1997. He was President of Equitable Life from August 1997 to January 1998 and has been a director and Chief Executive Officer since
August 1997 and Chairman since January 1998. He is also a Senior Executive Vice President of AXA and has been a member of the Executive Committee of AXA since September 1997. Mr. Miller was Senior Vice Chairman of Chase from 1995 to 1997, and President of Chemical Bank (which merged into Chase in 1995) from 1994 to 1995 and its Vice Chairman from 1991 to 1994. He is currently a director of Alliance and KeySpan Energy Corporation (formerly Brooklyn Union Gas Co.).

    W.J. SANDERS III (63) has been a director of the Company since 1995.
Mr. Sanders is Chairman of the Board and Chief Executive Officer of Advanced Micro Devices, Inc., a semiconductor manufacturer he founded in 1969.
Mr. Sanders had previously served on the Board of Directors of the Company from 1979 to 1985 and had been an Advisory Director of the Company from 1985 until his re-election to the Board in 1995.

    STANLEY B. TULIN (50) has been a director of the Company since 1997. He has been Vice Chairman of AXF since 1999 and its Chief Financial Officer since
May 1997. He has been Director, Vice Chairman of the board, and Chief Financial Officer of AXA Client Solutions, LLC since September 1999, Director, Chairman, President and Chief Executive Officer of Equitable Capital Management LLC since June 1997 and Director, Chairman, President and Chief Executive Officer of
ACMC, Inc. since July 1997. Mr. Tulin has been Vice Chairman and Director of Equitable Life since February 1998, Senior Executive Vice President from 1996 to February 1998 and Chief Financial Officer since 1996. Mr. Tulin was Chairman of the Insurance Consulting and Actuarial practice, Coopers & Lybrand from 1988 to 1996 and a Principal of Milliman and Robertson, Inc. from 1971 to 1988. He is currently a director of Alliance.

    JOHN C. WEST (77) has been a director of the Company since 1995. Mr. West is an attorney who has served as the United States Ambassador to the Kingdom of Saudi Arabia and as Governor of the State of South Carolina. Mr. West had previously served on the Board of Directors of the Company from 1981 to 1985 and had been an Advisory Director of the Company from 1985 until his re-election to the Board in 1995. Mr. West is Chairman of the Board of Seibels Bruce
Group, Inc. He is also Distinguished Professor of Middle East Studies at the University of South Carolina.

DIRECTOR COMPENSATION

    The Company's policy is not to pay compensation to directors who are also employees of the Company, AXF or any affiliates of AXF. The Company's policy is to pay independent directors an annual retainer of $25,000 plus $1,000 for each Board Meeting attended and $500 for each meeting of a Committee of the Board attended. Under the Company's 1996 Non-Employee Directors Stock Plan, on November 21, 1996, April 16, 1997 and April 22, 1998 each non-employee director was granted an option to purchase 8,000 shares of Common Stock. In 1999, that plan was amended to provide that the number of shares for which annual grants would be made is determined each year by the Board. For 1999, each non-employee director was granted an option to purchase 4,000 shares of DLJ Common Stock. In addition, each non-employee director was granted an option to purchase 4,000 shares of DLJdirect Common Stock under the DLJdirect 1999 Incentive Compensation Plan. Each option has an exercise price equal to the fair market value of a share of the stock as of the date of grant, will vest and be exercisable with respect to one fourth of the covered shares on each of the first four anniversaries of the date of grant and will have a ten-year term. Except for a person whose service as a director is terminated for cause, after a person ceases to be a director options remain exercisable for various periods, depending on the reason for the termination.

COMMITTEES OF THE BOARD

    The Board of Directors has a standing Audit Committee and a standing Compensation and Management Committee. The Company does not currently have a standing nominating committee.

    The Audit Committee currently consists of Messrs. Jungers (Chairman) and Jarmain. Among other things, the Audit Committee makes recommendations to the Board of Directors regarding the engagement of the Company's independent auditors, reviews the plan, scope and results of the audit, reviews with the auditors and management the Company's policies and procedures with respect to internal accounting and financial controls and reviews changes in accounting policy and the scope of the non-audit services which may be performed by the Company's independent auditors.

    The Compensation and Management Committee currently consists of Messrs. West (Chairman), Harris and Jarmain. The Compensation and Management Committee has primary responsibility for all aspects of executive officer compensation and benefits, including salaries and grants and awards under the Company's 1995 Restricted Stock Unit Plan, 1996 Stock Option Plan, 1996 Incentive Compensation Plan and the DLJDIRECT 1999 Incentive Compensation Plan.

1999 BOARD AND COMMITTEE MEETINGS

    During 1999, the Board of Directors held five meetings, the Compensation and Management Committee held five meetings and the Audit Committee held three meetings. During 1999, each of the directors attended at least seventy-five percent of the meetings of the Board of Directors or Committees held during the period that he or she was a director.

                               EXECUTIVE OFFICERS

    In addition to Joe L. Roby, John S. Chalsty and Anthony F. Daddino, who are directors, the names, ages and experience of the executive officers of the Company are as follows:

    MICHAEL A. BOYD (63) was appointed Senior Vice President and General Counsel in 1975. Mr. Boyd joined the Company in 1971 as an Associate General Counsel of the Company and General Counsel of its then subsidiary Alliance Capital Management Corporation.

    EDWARD J. RESCH (48) was appointed Chief Accounting Officer in 1999.
Mr. Resch joined the Company in 1995 as Director of Internal Audit. Prior to 1999, Mr. Resch was Chief Financial Officer of the Company's Capital Markets Group.

    GATES H. HAWN (51) was appointed Chairman of the Financial Services Group in 1999. Mr. Hawn joined the Company in 1981 and has been responsible for the Pershing Division of the Company since 1983.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, requires the Company's officers and directors, and persons who are holders of more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the Commission and the New York Stock Exchange, Inc., and to furnish the Company with copies of these forms. Based on its review of the copies of Forms 3, 4, and 5 submitted to the Company, the Company believes that all the officers, directors, and persons who hold more than ten percent of the DLJ Common Stock of the Company complied with all filing requirements imposed by Section 16(a) of the Exchange Act during 1999.

                    EXECUTIVE COMPENSATION AND BENEFIT PLANS

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by the Company to its Chief Executive Officer and the Named Executive Officers who were serving as executive officers at the end of the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                                       --------------------------------------------   -----------------------
                                                                                       RESTRICTED    OPTIONS/
    NAME AND PRINCIPAL                                               OTHER ANNUAL     STOCK AWARDS     SARS
         POSITION             YEAR     SALARY($)      BONUS($)(1)   COMPENSATION($)      ($)(2)       (#)(3)
--------------------------  --------   ---------      -----------   ---------------   ------------   --------
Joe L. Roby                   1999     $175,000       $12,500,000     $129,040(7)             --      500,000
  President and Chief         1998      175,000         8,500,000      115,770(7)             --           --
  Executive Officer           1997      175,000         9,500,000      107,664(7)             --           --

John S. Chalsty               1999     $225,000(6)    $10,000,000     $127,628(8)             --           --
  Chairman                    1998      500,000         8,000,000      159,931(8)             --           --
                              1997      500,000        12,500,000      155,400(8)             --           --

Anthony F. Daddino            1999     $175,000       $ 4,000,000     $ 17,603(9)             --       25,000
  Executive Vice              1998      175,000         3,375,000       25,868(9)             --           --
  President and Chief         1997      175,000         3,750,000       25,201(9)             --           --
  Financial Officer

Michael A. Boyd               1999     $150,000       $   900,000     $ 5,383(10)             --           --
  Senior Vice                 1998      150,000           770,000      14,130(10)             --           --
  President and               1997      150,000           825,000      14,452(10)             --           --
  General Counsel

Edward J. Resch               1999     $145,000       $ 1,350,000     $ 5,896(11)             --        5,000
  Senior Vice
  President and Chief
  Accounting Officer

                               LONG-TERM COMPENSATION
                            ----------------------------
                                             ALL OTHER
    NAME AND PRINCIPAL          LTIP        COMPENSATION
         POSITION           PAYOUTS($)(4)      ($)(5)
--------------------------  -------------   ------------
Joe L. Roby                   $       --      $161,235
  President and Chief          2,559,098       237,429
  Executive Officer            2,414,243       163,797
John S. Chalsty                       --      $436,368
  Chairman                            --       358,466
                                      --       369,886
Anthony F. Daddino            $       --      $197,621
  Executive Vice               1,933,127       210,019
  President and Chief          1,823,705       193,093
  Financial Officer
Michael A. Boyd               $       --      $     --
  Senior Vice                    871,188         5,051
  President and                  821,876            --
  General Counsel
Edward J. Resch               $       --      $ 12,717
  Senior Vice
  President and Chief
  Accounting Officer

------------------------------

(1) Includes amounts contributed by each of the Named Executive Officers under various deferred compensation plans maintained by the Company.

(2) In exchange for surrendering amounts accrued under certain multi-year compensation arrangements maintained by the Company, each of the Named Executive Officers received restricted stock units under the Company's 1995 Restricted Stock Unit Plan at the time of the Company's initial public offering in October 1995 (the "Initial Public Offering"). Each restricted stock unit represents the right to receive a share of Common Stock, subject to certain conditions described below. Units awarded under the 1995 Restricted Stock Unit Plan fall into two categories: "Base Units" and "Premium Units." Base Units vested 50% in February 1997 and February 1998. Premium Units vest in three equal installments in each of February 1998, February 1999 and February 2000. No dividends or dividend equivalents are paid on the restricted stock units. As of December 31, 1999, the last day of trading during the fiscal year ended December 31, 1999, the aggregate value of the unvested restricted stock units, based on the average of the high and low prices of Common Stock as reported on the New York Stock Exchange on such date of $48.46875 was $2,481,697, $3,308,913, $1,378,742, $206,816 and
    $197,122 for Messrs. Roby, Chalsty, Daddino, Boyd and Resch, respectively.

(3) The options shown for Mr. Roby for 1999 have an exercise price of $54.25, a term of ten years, and become exercisable in four equal installments on November 17, 2000, November 17, 2001, November 17, 2002 and November 17, 2003. The options shown for Mr. Daddino for 1999 have an exercise price of $45.8125, a term of ten years, and become exercisable in four equal installments, on January 20, 2000, January 20, 2001, January 20, 2002, and January 20, 2003. The options shown for Mr. Resch for 1999 have an exercise price of $41.125, a term of ten years, and become exercisable in four equal installments on January 14, 2000, January 14, 2001, January 14, 2002 and January 14, 2003. The Company's stock plans do not permit the granting of stock appreciation rights ("SARs").

(4) All amounts shown for 1998 reflect amounts earned under the Company's 1994-1996 Long Term Incentive Plan. The amounts shown for Mr. Roby in 1997 reflect payment of amounts earned under the Company's 1994-1996 Long Term Incentive Plan and amounts previously earned under a prior multi-year bonus program. The amounts shown for Mr. Daddino reflect payments made in 1998 and 1997 of amounts earned under the Company's 1994-1996 Long Term Incentive Plan.

(5) Of the amounts shown in the table $161,235, $138,421 and $166,386 for 1999, $153,178, $124,869 and $160,736 for 1998 and $163,797, $138,394 and $169,066
    for 1997 reflect the value of premiums paid by the Company on behalf of Messrs. Roby, Chalsty and Daddino, respectively, under split-dollar life insurance policies. The amounts represent the present value of the interest projected, on an actuarial basis, to accrue for the benefit of Messrs. Roby, Chalsty and Daddino, respectively, on the portions of the premiums paid by the Company in that year. In addition, $297,947, $31,235 and $12,717 is included for 1999 for Messrs. Chalsty, Daddino and Resch, respectively, and $84,251, $233,597, $49,283 and $5,051 is included for 1998 for Messrs. Roby, Chalsty, Daddino and Boyd respectively and $231,492 and $24,027 is included for 1997 for Messrs. Chalsty and Daddino, respectively to reflect distributions in 1999, 1998 and 1997 in respect of units awarded in prior years under a plan which allocated to the participants a portion of the profits realized by the Company on certain investments.

(6) Effective February 17, 1999, Mr. Chalsty's salary is $175,000 per annum.

(7) Of the amounts shown in the table for Mr. Roby, $43,316, $51,246 and $28,547 reflect the use of transportation equipment provided by the Company in 1999, 1998 and 1997, respectively. In addition, $85,724, $64,524 and $79,117 of the amounts shown reflect the value of financial planning services provided on Mr. Roby's behalf by DLJ Asset Management Group, Inc. ("DLJAM") during 1999, 1998 and 1997, respectively.

(8) Of the amounts shown in the table for Mr. Chalsty, $17,845, $42,456 and $18,804 reflect the use of transportation equipment provided by the Company in 1999, 1998 and 1997, respectively. In addition, $13,783, $21,475 and
    $40,596 of the amounts shown reflect the value of financial planning services provided on his behalf by DLJAM during 1999, 1998 and 1997, respectively, and $96,000, $96,000 and $96,000 of the amounts shown reflect contributions by the Company toward the cost of an apartment for Mr. Chalsty during 1999, 1998 and 1997, respectively.

(9) Of the amounts shown in the table for Mr. Daddino, $12,381, $21,291 and $22,001 reflect the use of transportation equipment provided by the Company in 1999, 1998 and 1997, respectively. In addition, $5,222, $4,577 and $3,200 of the amounts shown reflect the value of financial planning services provided on Mr. Daddino's behalf by DLJAM during 1999, 1998 and 1997, respectively.

(10) Of the amounts shown in the table for Mr. Boyd, $2,183, $10,930 and $11,252 reflect the use of transportation equipment in 1999, 1998 and 1997, respectively. In addition, $3,200, $3,200 and $3,200 of the amounts shown reflect the value of financial planning services provided on Mr. Boyd's behalf by DLJAM during 1999, 1998 and 1997, respectively.

(11) The amounts shown for Mr. Resch reflect the use of transportation equipment provided by the Company in 1999.

STOCK OPTION TRANSACTIONS IN 1999

    The following table sets forth certain information concerning stock options granted on DLJ Common Stock during 1999 by the Company to Mr. Roby, Mr. Daddino and Mr. Resch, the Named Executive Officers who received grants in 1999. The hypothetical present value on date of grant shown below is presented pursuant to the rules of the Commission and is calculated under the Modified Black-Scholes Option Pricing Model. The actual before-tax amount, if any, realized upon the exercise of a stock option will depend upon the excess, if any, of the market price of the DLJ Common Stock over the exercise price per share of the stock option at the time the stock option is exercised. There is no assurance that the hypothetical present value of the stock option reflected in this table will be realized.

                                                             INDIVIDUAL GRANTS
                        -------------------------------------------------------------------------------------------
                                               % OF TOTAL
                            NUMBER OF            OPTIONS
                            SECURITIES         GRANTED TO      EXERCISE OR
                            UNDERLYING        EMPLOYEES IN     BASE PRICE                           GRANT DATE
NAME                    OPTIONS GRANTED(1)   FISCAL YEAR (2)     ($/SH)      EXPIRATION DATE   PRESENT VALUE ($)(3)
----                    ------------------   ---------------   -----------   ---------------   --------------------
Joe L. Roby...........        500,000             10.5%         $  54.25       11/16/2009           $7,758,584
Anthony F. Daddino....         25,000               .5%          45.8125        1/19/2009              303,604
Edward J. Resch.......          5,000               .1%           41.125        1/13/2009               53,671

------------------------

(1) The option to Mr. Roby was granted November 17, 1999 and becomes exercisable in four equal installments on November 17, 2000, November 17, 2001,
    November 17, 2002 and November 17, 2003. The option to Mr. Daddino was granted on January 20, 1999 and becomes exercisable in four equal installments on January 20, 2000, January 20, 2001, January 20, 2002, and January 20, 2003. The option to Mr. Resch was granted on January 14, 1999 and becomes exercisable in four equal installments on January 14, 2000, January 14, 2001, January 14, 2002 and January 14, 2003.

(2) The percentage shown is based on total option grants on DLJ Common Stock to employees in 1999 of 4,760,175 shares. These options have exercise prices ranging from $37.75 to $65.50.

(3) The hypothetical present value on grant date is calculated under the Modified Black-Scholes Option Pricing Model, which is a mathematical formula used to value options traded on stock exchanges. This formula considers a number of factors in hypothesizing an option's present value. Factors used to value the options granted include the stock's expected volatility rate of 33%, risk free rate of return (5.97%, 4.63% and 4.46% for the options of Messrs. Roby, Daddino and Resch, respectively), dividend yield (.46%, .55% and .61%, respectively), projected time of exercise (five years) and projected risk of forfeiture rate for vesting period (25%).

           AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR (1999)
                          AND FY-END OPTION/SAR VALUES

                                                             NUMBER OF SECURITIES      VALUE OF UNEXERCISED IN-THE-
                            SHARES                          UNDERLYING UNEXERCISED           MONEY OPTIONS AT
                           ACQUIRED       VALUE REALIZED     OPTIONS AT FY-END (#)            FY-END ($)(1)
NAME                    ON EXERCISE (#)        ($)         EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                    ---------------   --------------   -------------------------   ----------------------------
Joe L. Roby...........           --                 --          1,323,384/625,000         $45,262,752/4,027,344
John S. Chalsty.......           --                 --                1,272,714/0                  44,505,218/0
Anthony F. Daddino....      100,000         $6,519,311             430,298/25,000             15,046,983/66,406
Michael A. Boyd.......           --                 --                   79,544/0                   2,781,554/0
Edward J. Resch.......           --                 --              17,954/15,000               422,829/181,406

------------------------

(1) An "in-the-money option" is an option for which the market price of the underlying DLJ Common Stock at year-end 1999 exceeds the exercise price of the option. The value of unexercised, in-the-money options shown above is based upon the difference between the exercise price of all options and $48.46875, the average of the high and low prices of the DLJ Common Stock as reported on the New York Stock Exchange on December 31, 1999, the last day of trading during the fiscal year ended December 31, 1999. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the DLJ Common Stock relative to the exercise price per share of the stock option at the time the stock option is exercised. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.

CERTAIN DEFERRED COMPENSATION PLANS AND ARRANGEMENTS

    Certain employees, including four of the Named Executive Officers, deferred a portion of their 1983 or 1984 compensation in return for which the Company agreed to pay each of them a specified annual benefit for 15 years beginning at age 65. Benefits are based upon the participant's age and the amount deferred and are calculated to yield an approximate 12.5% annual compound return. In the event of the participant's disability or death, an equal or lesser amount is to be paid to the participant or his beneficiary. After age 55, participants, the sum of whose age and years of service is equal to or greater than 80, may elect to have their benefits begin before age 65, in an actuarially reduced amount. The Company has funded its obligations through the purchase of life insurance policies. The table below shows as to the Named Executive Officers the estimated annual benefit payable at age 65. Each of these individuals is fully vested in the applicable benefit.

                                                                 ESTIMATED
NAME                                                          ANNUAL BENEFITS
----                                                          ---------------
Joe L. Roby.................................................      $56,527
John S. Chalsty.............................................       47,053
Anthony F. Daddino..........................................      107,313
Michael A. Boyd.............................................       75,369

COMPENSATION AND MANAGEMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No member of the Compensation and Management Committee during the fiscal year ended December 31, 1999 was an officer or employee of the Company.
Mr. Jarmain has been a director of AXF and Equitable Life since 1992. See "Security Ownership by Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions."

COMPENSATION AND MANAGEMENT COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation and Management Committee of the Board of Directors (for the purposes of this report, the "Committee") is composed entirely of independent outside directors, none of whom is a current officer or employee of the Company or its subsidiaries. The Committee is responsible for the establishment of policies governing and for the implementation, administration and interpretation of all aspects of executive officer compensation, which includes base salary, short term performance incentives, long term performance incentives and equity based incentives. The Committee reviews the compensation of executive officers on an ongoing basis, developing and executing cost and tax-effective plans with the following objectives:

    -- Support the Company's business strategies and goals,

    -- Attract and retain the highest caliber executive officers by providing compensation opportunities comparable to those offered by other leading financial services firms with whom the Company competes for business and talent,

    -- Motivate high performance in an entrepreneurial incentive-driven culture,

    -- Closely align executive officers' interests with stockholders' interests, and

    -- Reward results achieved in the short term and in the long term creation of shareholder value.

    The compensation policy of the Company is to base total compensation on performance. By virtue of the Company's establishment of relatively low fixed base compensation and highly-leveraged incentive opportunities, total compensation will vary directly with the financial results of the Company and the total returns to its stockholders, and may exceed the 75th percentile for superior performance.

    The Committee was established immediately prior to the Company's Initial Public Offering. As such, the Committee is administering certain plans that were approved and in place prior to its establishment. The Committee views such plans as appropriate and supportive of the policies and objectives discussed above.

    In its deliberations, the Committee utilizes the services of an independent consulting firm with expertise in executive compensation among financial services firms, as well as historical marketplace survey data. For 1999, the survey data reviewed in setting compensation levels for executive officers are based on a group of nine firms. Of these firms, six are included in the Peer Group Index used for the Common Stock Performance graph set forth below. See "Common Stock Performance--DLJ Common Stock." The firms not included in the Peer Group Index are either not publicly traded or owned, or have a mix of businesses not representative of the Company on an overall basis, although various segments are comparable to certain divisions of the Company.

    It is the intention of the Committee that executive officer compensation be determined and administered on the basis of total compensation, rather than based on separate free-standing components. In keeping with the Company's policy of sustaining its entrepreneurial incentive-driven culture, no Company-paid retirement benefits are provided to executive officers.

    The total compensation program for executive officers established by the Committee is comprehensive and integrated to include salary, short term and long term performance incentives, and equity-based incentives.

SALARY

    Salaries are generally significantly below median for similar positions within the financial services industry. Salaries are reviewed annually by the Committee for appropriateness in consideration of the Company's compensation policy, marketplace practice, the Company's financial results, individual position responsibilities and performance.

SHORT TERM AND LONG TERM PERFORMANCE INCENTIVES

    1996 INCENTIVE COMPENSATION PLAN. The 1996 Incentive Compensation Plan, which is administered by the Committee, provides for the award of short term and long term incentives based on Company profitability. At the beginning of each performance period, each executive officer is assigned an interest in one or more award pools. After completion of each performance period, the Committee evaluates the performance of each executive officer based on the criteria discussed below and, in its sole and absolute discretion, may reduce or increase awards, except that the Committee may only reduce and may not increase an award to a current Named Executive Officer. Awards may be paid in cash, stock-based payments, or any combination thereof.

    SHORT TERM PERFORMANCE INCENTIVES. Aggregate short term incentive compensation awards are based primarily on the Company's profitability over a one or two year period. Individual awards are based on an assessment of individual, business unit, and Company performance.

    In assessing such performance, the Committee evaluates a number of quantitative and qualitative factors without assigning weights and considers absolute and relative results achieved and strategic progress during the prior one or two years, as well as over a period of years. Such performance is evaluated by comparisons to prior years, peer companies and overall industry performance. Factors considered may include the quality, consistency and level of earnings, growth, return on equity, cost control and margins, as well as the services rendered and value added to clients of the Company.

    With regard to 1999, pre-tax profits increased 58.8% from 1998 reflecting the strongest performance in the Company's history, and awards to most executive officers were increased from prior year levels in recognition of this performance and competitive pay levels.

    LONG TERM PERFORMANCE INCENTIVES. Long term performance incentives are generally based on the Company's adjusted cumulative net income and return on equity over a period of three years or longer. Such incentives are designed to strengthen the coincidence of interest of executive officers and the Company's shareholders in the long term growth of enterprise value, as well as to encourage retention among key managers of the Company through vesting and competitive compensation opportunities.

    The number of units awarded to each executive officer is subject to annual review and reflects their individual performance, responsibility level, and potential impact on the long term financial results of the Company. Awards of units have been made under the Company's 1997-1999 Long Term Incentive ("LTI") Plan for the 1997-1999 performance period.

EQUITY BASED INCENTIVES

    -- 1995 RESTRICTED STOCK UNIT PLAN. Executive officers were granted restricted stock units in 1995 under the 1995 Restricted Stock Unit Plan. These grants were made to executive officers in exchange for reduction in the value of their interests in the 1991 or 1994 LTI Plan. Restricted stock units granted in 1995 became fully vested in February 2000. No executive officer received a restricted stock unit grant in 1999.

    -- 1995 STOCK OPTION PLAN. Executive officers were granted options to purchase shares of Common Stock under the 1995 Stock Option Plan. These grants were made to executive officers in exchange for reduction in the value of their interests in the 1991 or 1994 LTI Plan. Options granted under the 1995 Stock Option Plan became fully vested in 1998. No further grants will be made under this plan which has been replaced by the 1996 Stock Option Plan, as discussed below.

       The value of restricted stock units and stock options awarded under the 1995 Restricted Stock Unit Plan and the 1995 Stock Option Plan may be realized only after vesting and will depend on the market value of the Company's Common Stock in the future. Thus, the ultimate value of such restricted stock unit and stock option awards will provide a continuing incentive to executive officers for the creation of shareholder value.

    -- 1996 STOCK OPTION PLAN. At the 1996 Annual Meeting stockholders approved the 1996 Stock Option Plan which is administered by the Committee and provides for the award of stock options to employees of the Company.

    -- DLJDIRECT 1999 INCENTIVE COMPENSATION PLAN. At the 1999 Special Meeting stockholders approved the DLJDIRECT 1999 Incentive Compensation Plan which is administered by the Committee and provides for the award of stock options and other equity-based awards as well as annual cash incentive and performance awards to employees and directors of the Company.

The Committee does not consider stock holdings, prior option or stock grants, prior long term performance incentive awards or the appreciation thereon when making future option, stock and long term performance incentive award determinations.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

    Both the quantitative and qualitative criteria referenced above are applied in assessing the performance and determining the compensation of the Chief Executive Officer, who participates in the Company's executive compensation program on the same basis as all other executive officers.

    In setting the 1999 total compensation of Mr. Roby, the Chief Executive Officer, the Committee took into account the annual and long-term performance of the Company under his leadership and its strategic progress, all of which were viewed as outstanding and reflected in the results realized by the Company in 1999.

    1999 was a year of high performance for the Company. Net income was the strongest ever in the Company's forty-year history. The Company earned a record $600.7 million, 62% greater than 1998 net income of $370.9 million. Total revenues rose 32% to a record $7.1 billion, and net revenues rose 41% to $5.6 billion, as the Company significantly expanded the market share of major components of its investment banking businesses. In addition, the Company undertook a successful public offering of DLJdirect stock which tracks separately the performance of the Company's existing on-line discount brokerage and related investment services business.

    In consideration of these outstanding results, the Chief Executive Officer received an annual incentive award of $12.5 million for 1999. This represented a 47% increase from his 1998 annual incentive award. His salary of $175,000 was last increased in 1987. Mr. Roby also received an option grant on 500,000 shares in 1999 in recognition of his promotion to Chief Executive Officer in 1998 and the superior results achieved in 1999. The option becomes exercisable in four equal installments through 2003.

    The Committee believes that the total compensation of the Chief Executive Officer is appropriate relative to his performance, the performance of the Company and the compensation of other heads of high-performing investment firms.

TAX CONSIDERATION

    The Committee's policy is to preserve corporate tax deductions while maintaining the flexibility to approve compensation arrangements that it deems to be in the best interests of the Company and its stockholders, but which may not always qualify for full tax deductibility.

                                          Compensation and Management Committee
                                          LOUIS HARRIS
                                          W. EDWIN JARMAIN
                                          JOHN C. WEST, CHAIRMAN

COMMON STOCK PERFORMANCE--DLJ COMMON STOCK

    The following chart compares the cumulative total return on stockholder investment in DLJ Common Stock since the Company's public offering date (October 24, 1995) with that of the Standard & Poor's 500 and a Peer Group Index. All indices include the reinvestment of dividends.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                   10/24/95  12/31/95  12/31/96  12/31/97  12/31/98  12/31/99
Donaldson, Lufkin &Jenrette, Inc.   $100.00   $115.74   $122.94   $274.20   $284.53   $337.37
New Peer Group                      $100.00    $94.22   $146.36   $262.97   $278.30   $506.94
Old Peer Group                      $100.00    $96.74   $141.64   $246.09   $276.04   $539.51
S&P 500                             $100.00   $111.20   $130.81   $174.44   $224.29   $271.48

                                                                                                         COMPOUND
                                                                                                          ANNUAL
                                      10/24/95   12/31/95   12/31/96   12/31/97   12/31/98   12/31/99   RETURN RATE
                                      --------   --------   --------   --------   --------   --------   -----------
Donaldson, Lufkin & Jenrette,
  Inc...............................  $100.00    $115.74    $122.94    $274.20    $284.53    $337.37        33.8%
New Peer Group*.....................  $100.00    $ 94.22    $146.36    $262.97    $278.30    $506.94        47.4%
Old Peer Group**....................  $100.00    $ 96.74    $141.64    $246.09    $276.04    $539.51        49.7%
S&P 500.............................  $100.00    $111.20    $130.81    $174.44    $224.29    $271.48        27.0%

------------------------

* New peer group includes Bear Stearns Companies, Goldman Sachs Group Inc., Lehman Brothers Holdings, Merrill Lynch & Co., Inc., Morgan Stanley Group (10/24/95 - 5/30/97), Morgan Stanley Dean Witter & Co. (6/1/97 - 12/31/99)
    and Paine Webber Group Inc. Assumes conversion of Morgan Stanley Group shares into Morgan Stanley Dean Witter & Co. on 6/1/97.

** Old peer group includes Bear Stearns Companies, Lehman Brothers Holdings, Morgan Stanley Group (10/24/95 - 5/30/97) and Morgan Stanley Dean Witter & Co. (6/1/97-12/31/99). Assumes conversion of Morgan Stanley Group shares into Morgan Stanley Dean Witter & Co. on 6/1/97.

COMMON STOCK PERFORMANCE--DLJDIRECT COMMON STOCK

    The following chart compares the cumulative total return on stockholder investment in DLJdirect Common Stock since its issue date (May 26, 1999) with that of the Standard & Poor's 500 and a Peer Group Index. All indices include the reinvestment of dividends.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          DLJDIRECT  PEER GROUP*  S&P 500
5/26/99     $100.00      $100.00  $100.00
12/32/99     $67.82       $69.16  $115.26

                                                                         COMPOUND
                                                                          ANNUAL
                                                                          RETURN
                                                   5/26/99    12/31/99     RATE
                                                   --------   --------   --------
DLJdirect........................................  $100.00     $67.82     -47.8%
Peer Group*......................................   100.00      69.16     -46.1%
S&P 500..........................................   100.00     115.26      26.8%

------------------------

* Peer group includes Ameritrade Holding Corporation, E*Trade Group, Inc., Investment Technology Group, J.B. Oxford Holdings, Inc., Knight/Trimark Group, Inc., National Discount Brokers and TD Waterhouse Group.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REGISTRATION RIGHTS AND INDEMNIFICATION AGREEMENT

    Under a Registration Rights and Indemnification Agreement between the Company and AXF, the Company has granted AXF the right to require the Company to register shares of DLJ Common Stock held by AXF for sale in accordance with AXF's intended method of disposition thereof (a "demand registration"). AXF may require up to six such demand registrations, with no more than one every six months. Additionally, the Company has granted to AXF the right subject to certain exceptions to participate in registrations of DLJ Common Stock initiated by the Company on its own behalf or on behalf of its stockholders (a "piggy-back registration"). The Company is required to pay expenses (other than underwriting discounts and commissions) incurred by AXF in connection with the demand and piggy-back registrations. Subject to certain limitations specified in the Registration Rights and Indemnification Agreement, AXF's registration rights are assignable to third parties. The Registration Rights and Indemnification Agreement provides for indemnification and contribution by the Company for the benefit of AXF and permitted assigns and their related persons relating to the demand and piggy-back registrations. In addition, such Agreement provides for indemnification and contribution by the Company for the benefit of AXF and its related persons with respect to other securities offerings by the Company and financial and other information provided by the Company to AXF and in Exchange Act reports.

TAX SHARING AGREEMENTS

    The Company was included in AXF's consolidated tax group for Federal income tax purposes through December 31, 1996. In connection with the Initial Public Offering, the Company and AXF entered into a Federal income tax sharing agreement (the "Federal Income Tax Sharing Agreement"). Pursuant to the Federal Income Tax Sharing Agreement, the Company and AXF generally make payments between them such that, with respect to any period in which the Company was a member of AXF's consolidated tax group for Federal income tax purposes (a "Pre-Deconsolidation Period"), the amount of Federal income taxes to be paid by the Company will be determined as though the Company were to file for such period and all prior periods separate Federal income tax returns (generally including any amounts determined to be due as a result of a redetermination of the Federal income tax liability of the AXF consolidated group arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing a consolidated return rather than being a consolidated subsidiary of AXF. The Company is also entitled to receive certain payments from AXF in respect of carrybacks of tax assets, if any, of the Company, determined on a separate return basis, arising in a Pre-Deconsolidation Period beginning after the completion of the Initial Public Offering. The amount of any such payment will generally be determined, in the case of a carryback to a Pre-Deconsolidation Period ending on or before the completion of the Initial Public Offering, by the actual tax benefit received by the AXF consolidated group from such carryback, or, in the case of a carryback to any Pre-Deconsolidation Period beginning after the completion of the Initial Public Offering, by the benefit that the Company would have received from such carryback on a separate return basis.

    With respect to the period the Company was a part of the AXF consolidated group, AXF continues to have all the rights of a common parent of a consolidated group, will be the sole and exclusive agent for the Company in any and all matters related to the Federal income tax liability of the Company and will be responsible for the preparation and filing of consolidated Federal income tax returns. In addition, each member of a consolidated group for Federal income tax purposes is jointly and severally liable for the Federal income tax liability of each other member of its consolidated group. Accordingly, under the Federal Income Tax Sharing Agreement, AXF has agreed to indemnify the Company against such liabilities to the extent that they relate to the Federal income tax liability of the AXF consolidated group for periods that the Company is included in the AXF consolidated group, except to the extent attributable to the Company.

    The Federal Income Tax Sharing Agreement also contains provisions in respect of certain Federal income tax matters relating to a carryback of a tax asset, if any, of the Company from a period beginning on or after the date on which the Company ceases to be eligible for inclusion in AXF's consolidated group (a "Post-Deconsolidation Period") to a Pre-Deconsolidation Period. Under the Federal Income Tax Sharing Agreement, (i) the Company will agree to forego the carryback of any net operating losses to a Pre-Deconsolidation Period unless AXF consents to such carryback, which consent shall not be unreasonably withheld, and (ii) the Company may be entitled to receive certain payments from AXF in respect of any tax assets carried back to Pre-Deconsolidation Periods.

    The Company also filed combined, consolidated or unitary income tax returns with ACMC, Inc. ("ACMC"), an indirect wholly owned subsidiary of AXF, in certain states and localities for periods through December 31, 1996. The Company and ACMC have entered into a tax sharing agreement (the "State Tax Sharing Agreement"), pursuant to which the Company and ACMC have agreed that with respect to any period in which the Company and ACMC have filed or file a combined, consolidated or unitary income tax return in a state or local taxing jurisdiction, the amount of combined, consolidated or unitary income taxes to be paid by ACMC will be determined as though ACMC were to file for such period and all prior periods separate income tax returns with respect to such state or local taxing jurisdiction. The Company has agreed to indemnify ACMC against any combined, consolidated or unitary income taxes for periods in which the Company files combined, consolidated or unitary income tax returns with ACMC, except to the extent attributable to ACMC.

EMPLOYEES' SECURITIES COMPANY

    Selected employees of the Company, including executive officers, are offered the opportunity to become members of the DLJ First ESC L.P. and DLJ ESC II L.P. (the "ESCs"), investment vehicles which qualify as "employees' securities companies" for purposes of the Investment Company Act of 1940, as amended. The ESCs invest in the Company's merchant banking portfolio companies, typically acquiring between 30% and 40% of the Company's investment in such companies. The amounts invested by members are augmented in the ratio of 4:1 by a combination of recourse loans from the Company and preferred contributions to the ESC by the Company which have a capped return equal to the prime rate plus 1 3/4%, each of which is repaid to the Company upon realization of the applicable portfolio investments.

    Amounts invested in the ESCs by each of the Company's executive officers for 1999 are set forth below:

                                                                 YEAR ENDED
NAME                                                          DECEMBER 31, 1999
----                                                          -----------------
Joe L. Roby.................................................      $300,000
John S. Chalsty.............................................       240,000
Michael A. Boyd.............................................        20,000
Anthony F. Daddino..........................................       110,000
David DeLucia...............................................       105,000
Gates H. Hawn...............................................        60,000
Hamilton E. James...........................................       477,000
Edward J. Resch.............................................        20,000
Stuart M. Robbins...........................................       105,000

    The amount of loans made to the Company's executive officers and preferred contributions made in the ESCs by the Company on behalf of the Company's executive officers for 1999, as well as the amount of such loans outstanding for the year December 31, 1999, are set forth below:

                                                                  LOANS AND PREFERRED
                                            LOANS AND PREFERRED      CONTRIBUTIONS
                                               CONTRIBUTIONS          OUTSTANDING
                                                YEAR ENDED        FOR THE YEAR ENDED
NAME                                         DECEMBER 31, 1999     DECEMBER 31, 1999
----                                        -------------------   -------------------
Joe L. Roby...............................       $1,304,000            $2,841,000
John S. Chalsty...........................        1,156,000             2,473,000
Michael A. Boyd...........................           85,000               189,000
Anthony F. Daddino........................          509,000             1,129,000
David DeLucia.............................          441,000             1,019,000
Gates H. Hawn.............................          290,000               620,000
Hamilton E. James.........................        1,989,000             5,005,000
Edward J. Resch...........................           80,000               201,000
Stuart M. Robbins.........................          447,000               953,000

DLJ FUND INVESTMENT PARTNERS, L.P.

    Selected employees of the Company, including certain executive officers, are limited partners of DLJ Fund Investment Partners, L.P. ("FIP"), an investment vehicle organized to allow these employees to invest on a leveraged basis in funds and other investment vehicles sponsored by certain of the Company's clients and potential clients and on a co-investment basis in transactions in which the Company's clients also invest. Amounts invested by the limited partners are augmented in the ratio of 2:1 by preferred contributions to FIP by the Company which have a capped return equal to the prime rate plus 1 3/4%.

    Amounts committed to FIP by each of the Company's executive officers are set forth below:

NAME                                                        AT DECEMBER 31, 1999
----                                                        --------------------
Joe L. Roby...............................................       $2,000,000
John S. Chalsty...........................................        2,000,000
Michael A. Boyd...........................................              -0-
Anthony F. Daddino........................................          500,000
David DeLucia.............................................              -0-
Gates H. Hawn.............................................          500,000
Hamilton E. James.........................................        2,000,000
Edward J. Resch...........................................              -0-
Stuart M. Robbins.........................................          500,000

    The amounts of preferred contributions made to FIP by the Company on behalf of each of the Company's executive officers in 1999 as well as the loan balances outstanding at December 31, 1999 are set forth below:

                                                                      PREFERRED
                                                  PREFERRED         CONTRIBUTIONS
                                                CONTRIBUTIONS        OUTSTANDING
                                                 YEAR ENDED        FOR YEAR ENDED
NAME                                          DECEMBER 31, 1999   DECEMBER 31, 1999
----                                          -----------------   -----------------
Joe L. Roby.................................      $666,000           $1,449,000
John S. Chalsty.............................       666,000            1,449,000
Michael A. Boyd.............................           -0-                  -0-
Anthony F. Daddino..........................       167,000              362,000
David DeLucia...............................           -0-                  -0-
Gates H. Hawn...............................       167,000              362,000
Hamilton E. James...........................       666,000            1,449,000
Edward J. Resch.............................           -0-                  -0-
Stuart M. Robbins...........................       167,000              362,000

DLJ FUND INVESTMENT PARTNERS II, L.P.

    Selected employees of the Company, including certain executive officers, are limited partners of DLJ Fund Investment Partners II, L.P. ("FIP II"), an investment vehicle organized to allow these employees to invest on a leveraged basis in funds and other investment vehicles in the alternative investment arena. Amounts invested by the limited partners are augmented in the ratio of 1:1 by non-recourse loans to FIP II by the Company which have a capped return equal to the prime rate plus 1 3/4%.

    Amounts committed to FIP II by each of the Company's executive officers are set forth below:

NAME                                                        AT DECEMBER 31, 1999
----                                                        --------------------
Joe L. Roby...............................................       $1,000,000
John S. Chalsty...........................................              -0-
Michael A. Boyd...........................................          250,000
Anthony F. Daddino........................................              -0-
David DeLucia.............................................              -0-
Gates H. Hawn.............................................          500,000
Hamilton E. James.........................................        2,000,000
Edward J. Resch...........................................              -0-
Stuart M. Robbins.........................................              -0-

    The amounts of non-recourse loans made to FIP II by the Company on behalf of each of the Company's executive officers for 1999 as well as the loan balances outstanding for the year ended December 31, 1999 are set forth below:

                                                                 NON-RECOURSE LOANS
                                            NON-RECOURSE LOANS    OUTSTANDING FOR
                                                YEAR ENDED           YEAR ENDED
NAME                                        DECEMBER 31, 1999    DECEMBER 31, 1999
----                                        ------------------   ------------------
Joe L. Roby...............................       $338,000             $405,000
John S. Chalsty...........................            -0-                  -0-
Michael A. Boyd...........................         85,000              101,000
Anthony F. Daddino........................            -0-                  -0-
David DeLucia.............................            -0-                  -0-
Gates H. Hawn.............................        169,000              203,000
Hamilton E. James.........................        677,000              810,000
Edward J. Resch...........................            -0-                  -0-
Stuart M. Robbins.........................            -0-                  -0-

OTHER AFFILIATED TRANSACTIONS

    The Company, AXF and their respective affiliates engage in a variety of transactions in the ordinary course of their respective businesses. As a general rule, the Company has not retained an independent third party to evaluate transactions with AXF and there has been no independent committee of the Board of Directors to evaluate such transactions. Notwithstanding this fact, the Company believes that each of the arrangements described below was made on an arm's-length basis. This belief is based on the fact that the terms and conditions of such transactions (including the fees or other amounts paid by the Company in connection with such transactions) were established through arm's-length negotiations which took into account (i) the terms and conditions of transactions of the same or a similar nature entered into by the Company with unaffiliated third parties, (ii) the terms and conditions of transactions of the same or a similar nature entered into by AXF with unaffiliated third parties, and/or (iii) the terms and conditions of market transactions of the same or a similar nature entered into by unaffiliated third parties. Notwithstanding the foregoing, there can be no assurance that the Company could not have obtained more favorable terms from an unaffiliated third party. While there can be no assurance, the Company anticipates that future transactions with AXF will be made on an arm's-length basis consistent with past practice.

FINANCIAL SERVICES PROVIDED BY OR TO THE COMPANY

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") from time to time provides investment banking, underwriting and administrative services to AXF, AXA and their subsidiaries. The fees related to investment banking services were $16,492,000 and the fees related to administrative services were $4,000 in 1999. DLJSC from time to time also provides brokerage and research services to AXF, AXA and their subsidiaries. Such services were provided on an arm's-length basis in the ordinary course of business at rates comparable to those paid at the time by unaffiliated third parties.

    DLJSC and Pershing distribute certain Alliance sponsored funds and cash management products and receive standard sales concessions and distribution payments. In addition, Alliance and Pershing have an agreement pursuant to which Pershing recommends to certain of its correspondent firms the use of Alliance cash management products for which it is allocated a portion of the revenues derived by Alliance from sales through the Pershing correspondents. Amounts paid by Alliance to the Company in connection with the above distribution services during 1999 totaled $75 million.

    AXA Advisors, LLC ("AXA Advisors"), an indirect wholly owned subsidiary of AXF and a successor to EQ Financial Consultants, Inc., has arrangements with DLJAM pursuant to which AXA Advisors' registered representatives are compensated for referring investment advisory clients to DLJAM. Referral amounts paid by DLJAM during 1999 totaled $178,000.

    AXA Advisors distributes DLJAM's mutual funds for which it receives standard sales concessions, which during 1999 totaled $297,000.

    AXA Advisors and DLJSC are parties to a portfolio manager agreement with respect to AXF Classic Strategies, a wrap fee investment program offered through AXA Advisors. Amounts paid to AXA Advisors by DLJSC were $764,000.

    Alliance and DLJAM share investment management responsibility for a number of institutional accounts. The amount of advisory fees received from such accounts that were allocated to DLJAM during 1999 totaled $50,000.

    On December 26, 1995, DLJSC issued 300,000 shares of its non-voting Adjustable Rate Cumulative Preferred Stock for $30 million. On May 24, 1996, DLJSC issued 15,000 additional shares of its non-voting Adjustable Rate Cumulative Preferred Stock, for an aggregate purchase price of $1.5 million, to WSW 1995 Exchange Fund, L.P. At December 31, 1999, 315,000 shares were issued and outstanding, of which 155,000 were held by the Company. The General Partner of such partnership is a subsidiary of DLJAM. Such preferred stock will automatically be redeemed by DLJSC 15 years from the date of issuance thereof and may be redeemed at the option of DLJSC at any time prior to such date.

    During 1999, the Company provided investment banking and underwriting services to Advanced Micro Devices, Inc., of which Mr. Sanders is Chairman of the Board and Chief Executive Officer, for fees totaling approximately $3,750,000.

    Certain directors, officers and employees of the Company, AXF, AXA and their subsidiaries maintain margin accounts with DLJSC. Margin account transactions for such directors, officers and employees are conducted by DLJSC in the ordinary course of business and are substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than the normal risk of collectibility or present other unfavorable features. In addition, certain of such directors, officers and employees had investments or commitments to invest in various funds sponsored by subsidiaries of the Company. Such investments or commitments have been made on the same basis as those made by investors not affiliated with the Company and the aggregate of such investments are less than 8% of the investments in any such fund. DLJSC also, from time to time and in the ordinary course of business, enters into transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families, as principal. Such transactions on a principal basis are effected on substantially the same terms as similar transactions with unaffiliated third parties except that in some instances directors, officers and employees are not charged placement fees. DLJSC offers its employees reduced commission rates.

INSURANCE COVERAGE OBTAINED FROM AXF

    The Company has purchased split-dollar life insurance policies on the lives of Messrs. Chalsty, Roby, Daddino, James and Pechter from Equitable Life at rates comparable to those paid at the time by unaffiliated third parties. The aggregate amount of premiums for these policies borne by the Company in 1999 were approximately $170,000 for Mr. Chalsty and $185,000 each for Messrs. Roby, Daddino, James and Pechter.

    In addition, the Company from time to time purchases life insurance policies from Equitable Life on the lives of several hundred employees, including
Messrs. Chalsty, Roby, Daddino, James and Pechter, who participate in deferred compensation plans maintained by the Company. The Company believes these purchases are at rates comparable to those that could be obtained from unaffiliated third parties. During 1999, the aggregate premiums paid under such policies for all participants was approximately $28.1 million.

    AXF arranges for directors and officers liability insurance coverage for itself and its subsidiaries, including the Company under a policy written by insurance companies unaffiliated with AXF. Based on a review of market rates, the Company believes that such rates are at least as favorable to the Company as could be obtained from unaffiliated third parties.

FINANCIAL SERVICES OBTAINED FROM AFFILIATES

    Alliance provides investment management services to certain of the Company's employee benefit plans at rates comparable to those paid at the time by unaffiliated third parties. Advisory fees from these accounts during 1999 totaled $1.5 million.

    An affiliate of AXA, AXA Investment Managers GS Ltd. ("AXA Asset Management"), provides investment management services to the DLJ Winthrop International Equity Fund and the DLJ Winthrop Developing Markets Fund (the "Funds"), a set of mutual funds sponsored by DLJ Asset Management Group, Inc. pursuant to a sub-advisory agreement between DLJAM and AXA Asset Management. Advisory fees of $428,168 were paid by DLJAM to AXA Asset Management relating to the Fund's fiscal year ending October 31, 1999. In addition, DLJAM pays for various direct fund expenses on behalf of the Funds and AXA Asset Management reimburses DLJAM for 50% of such expenses. The total amount of expenses reimbursed was approximately $61,000.

OTHER TRANSACTIONS WITH AXF

    In 1993, Equitable Life purchased 200,000 shares of the Company's Cumulative Exchangeable Preferred Stock for $20.0 million. In 1996, these shares were exchanged, pursuant to the terms thereof, for $20.0 million aggregate principal amount of the Company's 9.58% Subordinated Exchange Notes due 2003. The Company paid interest on these notes to Equitable Life of $1.9 million in 1999. Such interest was paid on a PRO RATA basis to all holders of 9.58% Subordinated Exchange Notes, including unaffiliated third parties.

    AXF has committed, subject to approval by AXF on a transaction-by-transaction basis, to provide $750 million of subordinated debt financing to the DLJ Bridge Fund. Interest payments and other distributions to Equitable Life from the DLJ Bridge Fund during 1999 totaled $8.4 million. The Company has agreed to pay AXF the first $25 million of aggregate principal losses incurred by AXF with respect to all bridge loans. To the extent such payments by the Company do not fully cover any such losses incurred by AXF, AXF is entitled to receive all other distributions otherwise payable to the Company with respect to DLJ Bridge Fund activities until such losses have been recovered. The Company has also agreed to pay AXF the amount, if any, by which any principal loss on an individual loan exceeds $150 million. In addition, AXF is entitled to one-third of any equity securities obtained in connection with any bridge loan.

    Equitable Life has invested an aggregate of $73.0 million in Sprout Growth, L.P., Sprout Growth II, L.P., Sprout Capital V, L.P., Sprout Capital VI, L.P., Sprout Capital VII, L.P., and Sprout Capital VIII, L.P. (collectively, the "Sprout Funds"), venture capital funds sponsored by the Company. Distributions to Equitable Life from the Sprout Funds during 1999 were $16.1 million. Such distributions were paid on a PRO RATA basis to all investors, including unaffiliated third parties.

    Pursuant to a Services Agreement between a subsidiary of DLJdirect
Holdings Inc. and an affiliate of AXF, the subsidiary provides services to AXF in return for monthly fees. These services include development services such as technological solutions to enhance account security, maintenance services (including hotline support, scheduled maintenance and informal training) and hosting services such as the interconnection, monitoring and provision of servers to support AXF's Internet applications. Fees paid by AXF amounted to $221,000 in 1999.

    The Company currently leases certain of its office facilities from joint ventures in which AXF participates. Total lease payments by the Company with respect to such facilities were approximately $1.4 million for 1999. DLJdirect currently occupies office facilities owned by a joint venture in which AXF participates. Amounts paid under this agreement were approximately $410,000 in 1999.